As filed with the Securities and Exchange Commission on October 10, 2003.

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

INITIAL REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☐ Post-Effective Amendment No.

and/or

INITIAL REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 24

Massachusetts Mutual Variable Annuity Separate Account 4

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

Robert Liguori

Senior Vice President and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:    Continuous.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485.

☐	on pursuant to paragraph (b) of Rule 485.

☐	60 days after filing pursuant to paragraph (a) of Rule 485.

☐	on pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual or Group Deferred Variable Annuity Contract

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE TO ITEMS

REQUIRED BY FORM N-4

N-4 Item	Caption in Prospectus
1	Cover Page

2	Index of Special Terms

3	Table of Fees and Expenses

4	Condensed Financial Information; Performance

5	The Company; Investment Choices

6	Expenses; Distributors

7	Ownership; Purchasing a Contract; Voting Rights; Reservation of Rights; Contract Value; Cover Page

8	The Income Phase

9	Death Benefit

10	Contract Value; Distributors

11	Highlights; Withdrawals

12	Taxes

13	Legal Proceedings

14	Additional Information Caption in Statement of Additional Information

Caption in Statement of Additional Information
15	Cover Page

16	Table of Contents

17	Company

18	Distribution; Experts

19	Purchase of Securities Being Offered

20	Distribution

21	Performance Measures

22	Annuity Payments

23	Financial Statements

PART A

INFORMATION REQUIRED IN A PROSPECTUS

Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

MassMutual Evolution Variable Annuity

This prospectus describes an individual or group deferred variable annuity contract offered by Massachusetts Mutual Life Insurance Company. It provides for accumulation of contract value and annuity payments on a fixed and variable basis. Certain features of this contract involve payment of a credit. If you elect any of these features, your contract expenses may be higher with the feature, than without them. The amount of any credits may be more than offset by the charges for your elected features.

You, the contract owner, have a number of investment choices in this contract. These investment choices include three fixed account choices as well as the following thirty-nine funds which are offered through our separate account, Massachusetts Mutual Variable Annuity Separate Account 4.

American Century® Variable Portfolios, Inc.

•	American Century VP Income & Growth Fund
•	American Century VP Value Fund

American Funds Insurance Series®

•	American Funds® Asset Allocation Fund (Class 2)
•	American Funds® Growth-Income Fund (Class 2)

Calvert Variable Series, Inc.

•	Calvert Social Balanced Portfolio

Fidelity® Variable Insurance Products Fund

•	VIP Contrafund® Portfolio (Initial Class)
•	VIP Growth Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust

•	Franklin Small Cap Value Securities Fund (Class 2)
•	Templeton Foreign Securities Fund (Class 2)

INVESCO Variable Investment Funds, Inc.

•	INVESCO VIF – Financial Services Fund
•	INVESCO VIF – Health Sciences Fund
•	INVESCO VIF – Technology Fund

Janus Aspen Series

•	Janus Aspen Balanced Portfolio (Service)
•	Janus Aspen Capital Appreciation Portfolio (Service)
•	Janus Aspen Worldwide Growth Portfolio (Service)

MFS® Variable Insurance TrustSM

•	MFS® Investors Trust Series
•	MFS® New Discovery Series

MML Series Investment Fund

•	MML Blend Fund
•	MML Enhanced Index Core Equity Fund
•	MML Equity Fund
•	MML Equity Index Fund (Class I)
•	MML Inflation-Protected Bond Fund
•	MML Managed Bond Fund
•	MML Small Cap Equity Fund
•	MML Small Company Opportunities Fund

Oppenheimer Variable Account Funds

•	Oppenheimer Aggressive Growth Fund/VA
•	Oppenheimer Capital Appreciation Fund/VA
•	Oppenheimer Global Securities Fund/VA
•	Oppenheimer High Income Fund/VA
•	Oppenheimer Main Street® Fund/VA
•	Oppenheimer Money Fund/VA
•	Oppenheimer Multiple Strategies Fund/VA
•	Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.

•	Oppenheimer International Growth Fund/VA

Scudder Investment VIT Funds

•	Scudder VIT EAFE® Equity Index Fund
•	Scudder VIT Small Cap Index Fund

T. Rowe Price Equity Series, Inc.

•	T. Rowe Price Blue Chip Growth Portfolio
•	T. Rowe Price Equity Income Portfolio
•	T. Rowe Price Mid-Cap Growth Portfolio

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI), dated                     , 2003. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 47 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 366-8226 or write to: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

The contract:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.

The SEC has not approved the contract or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

                     , 2003.

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Accumulation Phase	10

Accumulation Unit	22

Age	11

Annuitant	11

Annuity Date	29

Annuity Options	33

Annuity Payments	33

Annuity Service Center	1

Annuity Unit Value	33

Contract Anniversary	31

Free Withdrawals	31

Income Phase	32

Non-Qualified	41

Purchase Payment	12

Qualified	41

Separate Account	14

Tax Deferral	10

Index of Special Terms

Highlights

The Prospectus and the Contract. This prospectus describes general provisions of the contract, but is not intended to address all details of the contract. Where the prospectus and contract differ, the contract will control. You should read your contract for more information about its terms and conditions. Your contract may include state specific requirements which are not described in this prospectus. You may review a copy of the contract upon request.

Free Look

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a sales charge. You will receive back your contract value as of the business day we receive your contract and your written request at our Annuity Service Center. If you purchase this contract as an IRA or your state requires it, we will return the greater of your purchase payments less any withdrawals you took, or the contract value. For contracts issued in New York, you will receive your contract value plus any previously deducted charges.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment from you. However, we may assess a contingent deferred sales charge if you withdraw any part of your contract value or apply your contract value to an annuity option. The amount of the contingent deferred sales charge depends on the amount you withdraw or apply to an annuity option and the length of time between when we issued your contract and when you make a withdrawal or apply a portion or all of your contract value to an annuity option. The contingent deferred sales charge ranges from 7% to 0%.

Federal Income Tax Penalty

If you withdraw any of the contract value from your non-qualified contract, a 10% federal income tax penalty may be applied to the amount of the withdrawal that is includible in your gross income for tax purposes. Some withdrawals may be exempt from the penalty tax. They include any amounts:

•	paid on or after you reach age 59 1/2;

•	paid to your beneficiary after you die;

•	paid if you become totally disabled as that term is defined in the Internal Revenue Code;

•	paid in a series of substantially equal periodic payments made annually or more frequently, for life or your life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

•	paid under an immediate annuity; or

•	which come from purchase payments made before August 14, 1982.

The Internal Revenue Code (the Code) treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and (2) from an annuity contract entered into after August 13, 1982, as first coming from earnings and then from your purchase payments. Separate tax penalties and restrictions apply to withdrawals under qualified contracts. Please refer to the Taxes section of this prospectus for more information.

Highlights

Table Of Fees And Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

I.  The first table describes the fees and expenses that you will pay at the time that you transfer the value between investment choices, or surrender the contract. We do not deduct a sales charge when we receive a purchase payment, but we may assess a contingent deferred sales charge as noted below. Premium taxes may also be deducted, but are not reflected below.

Contract Owner Transaction Expenses

Transfer Fee	Current	Maximum

During the Accumulation Phase	12 free transfers per calendar year, thereafter, $20 per transfer.[1]	12 free transfers per calendar year, thereafter, $20 per transfer.[1]

[1]	Currently, any transfers you make by using our automated voice response system or the internet (subject to availability) as well as any transfers made as part of the Asset Allocation Program, the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, the DCA Fixed Accounts or the Automatic Rebalancing Program are not subject to the assessment of a transfer fee, and therefore, do not count toward your 12 free transfers every calendar year.

Contingent Deferred Sales Charge	Current	Maximum

(as a percentage of amount withdrawn or applied to an annuity option)	0%-7%[2]	7%[2]

[2]Contingent Deferred Sales Charge Schedule
Contract Year When Withdrawal is Made or Contract Value is Applied to an Annuity Option	1	2	3	4	5	6 and later
Percentage	7%	6%	6%	4%	3%	0%

II.  The next table describes fees and expenses you will pay periodically during the time you own the contract, not including fees and expenses deducted by the funds you select.

	Current	Maximum

Annual Contract Maintenance Charge	$40	$60

Table Of Fees And Expenses

Separate Account Annual Expenses

(as a percentage of average account value in the separate account)

	Current			Maximum

Elected Feature(s)	Basic Death Benefit[3]	Basic Death Benefit & GMAB[3,5]	Basic Death Benefit & GMIB[3,4]	Basic Death Benefit[3]	Basic Death Benefit & GMAB[3,5]	Basic Death Benefit & GMIB[3,4]

Mortality and Expense Risk Charge	1.50%	1.50%	1.50%	1.75%	1.75%	1.75%

Administrative Charge	0.15%	0.15%	0.15%	0.25%	0.25%	0.25%

Death Benefit Charge	0%	0%	0%	0%	0%	0%

GMAB[5] or GMIB[4] Charge	N/A	0.40%	0.65%	N/A	1.00%	1.25%

Total Separate Account Charges	1.65%	2.05%	2.30%	2.00%	3.00%	3.25%

	Current			Maximum

Elected Feature(s)	Basic Death Benefit with Annual Ratchet Feature[3]	Basic Death Benefit with Annual Ratchet Feature[3] & GMAB[5]	Basic Death Benefit with Annual Ratchet Feature[3] & GMIB[4]	Basic Death Benefit with Annual Ratchet Feature[3]	Basic Death Benefit with Annual Ratchet Feature[3] & GMAB[5]	Basic Death Benefit with Annual Ratchet Feature[3] & GMIB[4]

Mortality and Expense Risk Charge	1.50%	1.50%	1.50%	1.75%	1.75%	1.75%

Administrative Charge	0.15%	0.15%	0.15%	0.25%	0.25%	0.25%

Death Benefit Charge	0.50%	0.50%	0.50%	0.90%	0.90%	0.90%

GMAB[5] or GMIB[4] charge[6]	N/A	0.40%	0.65%	N/A	1.00%	1.25%

Total Separate Account Charges	2.15%	2.55%	2.80%	2.90%	3.90%	4.15%

[3]	Your contract includes the Basic Death Benefit unless you elect the Basic Death Benefit with Annual Ratchet Feature when we issue your contract.
[4]	Guaranteed Minimum Income Benefit.
[5]	Guaranteed Minimum Accumulation Benefit.
[6]	You cannot elect both the GMAB and the GMIB. You can only elect the GMAB or the GMIB when we issue your contract.

Table Of Fees And Expenses

Annual Fund Operating Expenses

While you own the contract, if your assets are invested in any of the sub-accounts, you will be subject to the fees and expenses charged by the fund in which that sub-account invests. The first table shows the minimum and maximum total operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2002. More detail concerning each fund’s fees and expenses that you may pay periodically during the time that you own the contract, is contained in the second table below and each fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.42%	1.29%

The following table provides more specific information about the total fund operating expenses of each fund. The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2002.

Investment Management Fees and Other Expenses

Fund Name	Management Fees	Other Expenses	12b-1 Fees		Total Fund Operating Expenses
American Century VP Income & Growth Fund	0.70%	0.00%	—		0.70%
American Century VP Value Fund[1]	0.95%	0.00%	—		0.95%
American Funds® Asset Allocation Fund (Class 2)	0.45%	0.00%	0.25%		0.70%
American Funds® Growth-Income Fund (Class 2)	0.35%	0.00%	0.25%		0.60%
Calvert Social Balanced Portfolio[2]	0.70%	0.21%	—		0.91%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.58%	0.10%	—		0.68%	[3]
Fidelity® VIP Growth Portfolio (Service Class)	0.58%	0.09%	0.10%		0.77%	[3]
Franklin Small Cap Value Securities Fund (Class 2)	0.59%	0.20%	0.25%	[4]	1.04%	[5]
INVESCO VIF — Financial Services Fund	0.75%	0.34%	—		1.09%
INVESCO VIF — Health Sciences Fund	0.75%	0.32%	—		1.07%
INVESCO VIF — Technology Fund	0.75%	0.36%	—		1.11%
Janus Aspen Balanced Portfolio (Service)	0.65%	0.02%	—		0.67%
Janus Aspen Capital Appreciation Portfolio (Service)	0.65%	0.02%	—		0.67%
Janus Aspen Worldwide Growth Portfolio (Service)	0.65%	0.05%	—		0.70%
MFS® Investors Trust Series	0.75%	0.13%	—		0.88%
MFS® New Discovery Series	0.90%	0.15%	—		1.05%	[6]
MML Blend Fund	0.39%	0.03%	—		0.42%	[7]
MML Enhanced Index Core Equity Fund	0.55%	0.40%	—		0.95%	[7]
MML Equity Fund	0.38%	0.04%	—		0.42%	[7]
MML Equity Index Fund (Class I)	0.10%	0.34%	—		0.44%
MML Inflation-Protected Bond Fund	0.60%	0.11%	—		0.71%	[7]
MML Managed Bond Fund	0.46%	0.01%	—		0.47%	[7]
MML Small Cap Equity Fund	0.65%	0.12%	—		0.77%	[7]
MML Small Company Opportunities Fund	1.05%	0.24%	—		1.29%	[7]
Oppenheimer Aggressive Growth Fund/VA	0.67%	0.01%	—		0.68%
Oppenheimer Capital Appreciation Fund/VA	0.65%	0.01%	—		0.66%
Oppenheimer Global Securities Fund/VA	0.65%	0.02%	—		0.67%

Table Of Fees And Expenses

Fund Name	Management Fees	Other Expenses	12b-1 Fees		Total Fund Operating Expenses
Oppenheimer High Income Fund/VA	0.74%	0.03%	—		0.77%
Oppenheimer International Growth Fund/VA	1.00%	0.12%	—		1.12%
Oppenheimer Main Street® Fund/VA8	0.68%	0.01%	—		0.69%
Oppenheimer Money Fund/VA	0.45%	0.02%	—		0.47%
Oppenheimer Multiple Strategies Fund/VA	0.72%	0.02%	—		0.74%
Oppenheimer Strategic Bond Fund/VA	0.74%	0.05%	—		0.79%	[9]
Scudder VIT EAFE® Equity Index Fund	0.45%	0.47%	—		0.92%	[10]
Scudder VIT Small Cap Index Fund	0.35%	0.26%	—		0.61%	[11]
T. Rowe Price Blue Chip Growth Portfolio	0.85%	0.00%	—		0.85%
T. Rowe Price Equity Income Portfolio	0.85%	0.00%	—		0.85%
T. Rowe Price Mid-Cap Growth Portfolio	0.85%	0.00%	—		0.85%
Templeton Foreign Securities Fund (Class 2)	0.70%	0.20%	0.25%	[4]	1.15%	[5]

1 This fund has a stepped fee schedule. As a result, the fund’s management fee rate generally decreases as the fund’s assets increase.

2 Expenses are based on the portfolio’s most recent fiscal year. Management fees include the Subadvisory fees paid by the Advisor (Calvert Asset Management Company, Inc.) and the administrative fee paid by the portfolio to Calvert Administrative Services Company, an affiliate of the Advisor.

3 Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s custodian expenses. If these reductions were reflected Total Net Operating Expenses would be as follows: Fidelity® VIP Contrafund® Portfolio (Initial Class) 0.64% and Fidelity® VIP Growth Portfolio (Service Class) 0.71%. These offsets may be discontinued at any time.

4 The fund’s Class 2 distribution plan or “rule 12b-1 plan” is described in the fund’s prospectus.

5 The Manager had agreed in advance to reduce its fee to reflect reduced services resulting from the fund’s investment in a Franklin Templeton money fund for cash management. This reduction is required by the fund’s Board of Trustees and an exemptive order by the Securities and Exchange Commission. If this reduction were reflected, total net fund operating expenses would be: 1.01% for the Franklin Small Cap Value Securities Fund and 1.13% for the Templeton Foreign Securities Fund.

6 The MFS® New Discovery Series has an expense offset arrangement which reduces the series’ custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The MFS® New Discovery Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series’ expenses. The “Other Expenses” for the MFS® New Discovery Series do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, Total Net Operating Expenses would be equal to 1.04%.

7 MassMutual has agreed to bear expenses of the MML Blend Fund, MML Enhanced Index Core Equity Fund, MML Equity Fund, MML Inflation-Protected Bond Fund, MML Small Cap Equity Fund, MML and MML Small Company Opportunities Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the funds through April 30, 2004. The expenses shown for, MML Enhanced Index Core Equity Fund, MML Small Cap Equity Fund, and MML Small Company Opportunities Fund do not include this reimbursement. If this table did reflect these reimbursements, the Total Net Operating Expenses would be 1.16%, 0.66%, 0.91%, 0.91%, 0.56%, 0.76%, 1.18%, and 1.16%, respectively. We did not reimburse any expenses of the MML Blend Fund, and MML Equity Fund in 2002. For the MML Inflation-Protected Bond Fund, expenses are based on estimated amounts for the first full fiscal year of the fund. Other expenses for this fund are not expected to exceed 0.11%, so no reimbursement is expected in 2003.

8 Prior to May 1, 2003 this fund was called Oppenheimer Main Street® Growth and Income Fund/VA.

9 OppenheimerFunds, Inc. (OFI) will reduce the management fee by 0.10% as long as the fund’s trailing 12-month performance at the end of the quarter is in the fifth Lipper peer-group quintile; and by 0.05% as long as it is in the fourth quintile. The waiver is voluntary and may be terminated by the Manager at any time.

10 The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the fund, to the extent necessary, to limit Total Fund Operating Expenses to 0.65% of the average daily net assets of the fund until April 30, 2005.

11 The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the fund, to the extent necessary, to limit Total Fund Operating Expenses to 0.45% of the average daily net assets of the fund until April 30, 2005.

(See the fund prospectuses for more information.)

Table Of Fees And Expenses

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Examples Using Maximum Expenses

Example I assumes that you withdraw all your contract value at the end of each year shown.

Example II assumes you do not withdraw all contract value at the end of each year shown, or that you decide to begin the income phase at the end of each year shown. Currently the income phase is not available until 30 days (13 months for contracts issued in New York) after you purchase your contract.

Both Example I and Example II assume:

•	that you invest $10,000 in the contract for the time periods indicated,
•	that you allocate it to a sub-account that has a 5% return each year,
•	that you elected the Basic Death Benefit with Annual Ratchet Feature and the Guaranteed Minimum Income Benefit,
•	that the maximum fees and expenses in the Table of Fees and Expenses apply, and
•	that you selected one of two sub-accounts 1) the one that invests in the fund with the maximum total operating expenses, or 2) the one that invests in the fund with the minimum total operating expenses.

Based on the above assumptions, your costs would be as shown in the following table. Your actual costs may be higher or lower.

	Example I				Example II
Years	1	3	5	10	1	3	5	10
Sub-account with maximum total operating expenses
Sub-account with minimum total operating expenses

Examples Using Current Expenses

Example I assumes that you withdraw all your contract value at the end of each year shown.

Example II assumes you do not withdraw all contract value at the end of each year shown, or that you decide to begin the income phase at the end of each year shown. Currently the income phase is not available until 30 days (13 months for contracts issued in New York) after you purchase your contract.

Both Example I and Example II assume:

•	that you invest $10,000 in the contract for the time periods indicated,
•	that you allocate it to a sub-account that has a 5% return each year,
•	that you elected the basic death benefit and did not elect the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit,
•	that the current fees and expenses in the Table of Fees and Expenses apply, and
•	that you selected one of two sub-accounts 1) the one that invests in the fund with the maximum total operating expenses, or 2) the one that invests in the fund with the minimum total operating expenses.

Based on the above assumptions, your costs would be as shown in the following table. Your actual costs may be higher or lower.

	Example I				Example II
Years	1	3	5	10	1	3	5	10
Sub-account with maximum total operating expenses
Sub-account with minimum total operating expenses

The examples using current expenses reflect the annual contract maintenance charge of $40 as an annual charge of     %. The examples using maximum expenses reflect the annual contract maintenance charge of $60 as an annual charge of     %. These charges are based on an anticipated average contract value of $            .

The examples do not reflect any premium taxes. However, premium taxes may apply.

The examples should not be considered a representation of past or future expenses.

Table Of Fees And Expenses

The Company

In this prospectus, “we,” “us,” and “our,” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a global, diversified financial services organization providing life insurance, long-term care insurance, annuities, disability income insurance, structured settlements and retirement and savings products to individual and institutional customers. MassMutual is organized as a mutual life insurance company.

MassMutual Evolution

General Overview

This annuity is a contract between you, the owner and us, MassMutual. The contract is intended for retirement savings or other long-term investment purposes. In exchange for your purchase payments, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate. This date must be at least 30 days (13 months for contracts issued in New York) from when you purchase the contract.

The contract, like all deferred annuity contracts, has two phases – the accumulation phase and the income phase. Your contract is in the accumulation phase until you decide to begin receiving annuity payments. During the accumulation phase you can apply purchase payments to your contract and we provide a death benefit. Once you begin receiving annuity payments, your contract enters the income phase. You can participate in both phases simultaneously if you apply a portion of your contract value to an annuity option.

You are not taxed on contract earnings until you take money from your contract. This is known as tax deferral. Tax deferral is automatically provided by tax-qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a tax-qualified retirement plan.

The contract is called a variable annuity because you can choose to allocate your purchase payments among various investment choices. Your choices include thirty-nine funds and three fixed accounts. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the funds you select as well as the interest we credit on the fixed accounts.

At the beginning of the income phase, you can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments will fluctuate depending on the investment performance of the funds you select for the income phase. If you select to receive payments on a fixed basis, the payments you receive will remain level.

We may issue the contract as an individual or group variable annuity contract. In those states where we issue a group contract, we issue certificates to individuals, and these individuals are considered participants. The certificate is subject to the terms of the group contract under which we issue the certificate. You may become a participant under the group contract by completing an application and having it forwarded to us along with an initial purchase payment. The certificate we issue indicates the participant’s rights and benefits under the group contract. Terms of the group contract are controlling.

The participant, as an owner, may exercise all rights and benefits of the certificate without the consent of the group contract owner. Unless we state otherwise, the owner of the certificate under a group contract and the owner of an individual contract have the same rights and benefits. As a result, the term “contract” means either an individual deferred variable annuity or a certificate issued under the group deferred variable annuity.

The Company/General Overview

Ownership of the Contract

Owner

In this prospectus, “you” and “your” refer to the owner of the contract. The owner is named at the time you apply for a contract. The owner can be an individual or a nonnatural person, such as a corporation or trust. We will not issue a contract to you if you have passed age 90 (age 85 for contracts issued in New York) as of the date we proposed to issue the contract. As the owner of the contract, you exercise all rights under the contract. You may change the owner of a non-qualified contract at any time prior to the annuity date by written request. Changing the owner may result in tax consequences. On and after the annuity date, you continue as the owner.

Joint Owner

Non-qualified contracts can be owned by joint owners. We will use the age of the oldest joint owner to determine all applicable benefits under the contract. We will not issue a contract to you if either proposed joint owner has passed age 90 (age 85 for contracts issued in New York) as of the date we proposed to issue the contract. If a joint owner dies, we will treat the surviving joint owner as the primary beneficiary. We will treat any other beneficiary designation at the time of death as a contingent beneficiary. Unless otherwise indicated in the prospectus, we require the signatures of both the owner and joint owner for all transactions if there are joint owners.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of application. We will not issue a contract to you if the proposed annuitant has passed age 90 (age 85 for contracts issued in New York) as of the date we proposed to issue the contract. You may change the annuitant before the annuity date, subject to our underwriting rules. However, the annuitant may not be changed on a contract owned by a non-natural person. We will use the age of the annuitant to determine all applicable benefits under a contract owned by a non-natural person.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. A surviving spouse who is the primary beneficiary under the contract may elect to continue the contract in his or her own name at the death benefit amount and exercise all of the contract owner’s rights under the contract, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option. This election can only be made once while the contract is in effect. If your spouse does not make an election within 60 calendar days of our receipt of due proof of death, we will consider your surviving spouse to have continued the contract in his/her name.

Age

The term age when we refer to it in this prospectus is a person’s age on his/her birthday nearest the date for which the age is being determined. For example, age 80 is the period of time between age 79 years, 6 months and 1 day and age 80 and 6 months. Based on the contract’s definition, you attain age 80 at calendar age 79 years, 6 months and 1 day.

Ownership of the Contract

Purchasing a Contract

Purchase Payments

The minimum amount we accept for your initial purchase payment is:

•	$50,000 when the contract is bought as a non-qualified contract; or

•	$15,000 if you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan.

You can make additional purchase payments to your contract. However, additional payments of less than $250 are subject to our approval. We will accept additional purchase payments of as little as $100 if you are participating in our automatic investment plan.

The maximum amount of cumulative purchase payments we accept without our prior approval is based on your age when we issued the contract. The maximum amount is:

•	$1 million up to age 75; or

•	$500,000 if older than age 75 .

If the owner is not a natural person, these purchase payment limits will apply to the annuitant’s age. If there are joint owners, age refers to the oldest joint owner.

You may submit your initial purchase payment, along with your completed application, by giving them to your registered representative. You can make additional purchase payments:

•	by mailing your check, that clearly indicates your name and contract number, to our lockbox:

MassMutual Evolution

MassMutual P.O. Box 92851

Chicago IL 60675-2851

•	by instructing your bank to wire transfer funds to:

JP Morgan Chase Bank

New York, New York

ABA #021000021

Ref: Annuity Contract #

Name: (Your Name)

We have the right to reject any application or purchase payment.

Automatic Investment Plan (AIP). Under the AIP, you may authorize us to periodically draw funds from an account of your choosing (restrictions may apply) for the purpose of making subsequent purchase payments to your contract. Once you have met the initial purchase payment requirement, payments through AIP may be as little as $100. Contact the Annuity Service Center for information regarding setting up an AIP and any restrictions regarding use of AIP.

Purchasing a Contract

Allocation of Purchase Payments

General Overview. Generally, when you purchase your contract, you choose how we will apply your purchase payments among the investment choices. If you make additional purchase payments, we will apply them in the same way as your first purchase payment, unless you allocated your initial purchase payment to a DCA Fixed Account, or you give us different allocation instructions. If you own the contract with a joint owner, we will accept allocation instructions from either you or the joint owner, unless we are instructed otherwise.

You may allocate payments to the investment choices. We reserve the right to limit the number of investment choices that you may invest in to a maximum of 18 investment choices (including the fixed accounts) at any one time in the event administrative burdens require such a limitation.

The Fixed Account. If you are participating in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit, you may not allocate purchase payments to The Fixed Account. Otherwise, you may allocate up to 70% of each purchase payment to The Fixed Account. We reserve the right, upon providing you with 30 days advance notice, to change the percentage allowed, or to disallow completely the allocation of purchase payments to The Fixed Account.

Asset Allocation Program. If you elect to participate in the Asset Allocation Program, we allocate your purchase payments according to the asset allocation model you select. If you instruct us to allocate a subsequent purchase payment to funds outside of your selected asset allocation model, we will apply your payment as requested. However, while you participate in the Asset Allocation Program, we periodically rebalance your contract value among the funds to maintain your selected asset allocation model strategy. Thus, if you allocate contract value to a fund outside of your selected asset allocation model, when we rebalance, we will reallocate the contract value in that fund in accordance with your selected asset allocation model. Any purchase payments you allocate to the fixed accounts will not be rebalanced. That value will remain outside of the Asset Allocation Program unless you move it into one or more funds.

The Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit. At time of contract issue you may elect to participate in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit. If you do, you must also participate in the Asset Allocation Program. We allocate your purchase payments according to the asset allocation model you select. If you instruct us to allocate a subsequent purchase payment to funds outside of your selected asset allocation model, we will apply your payment as you request. However, while you are participating in the Asset Allocation Program, we will periodically rebalance your contract value among the funds to maintain your selected asset allocation model strategy. Thus, if you allocate purchase payments to a fund that is not in your selected asset allocation model, when we rebalance, we will reallocate the contract value in that fund in accordance with your selected asset allocation model. While you participate in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit, you may not allocate purchase payments to the fixed accounts.

Applying Purchase Payments. Once we receive your purchase payment and the necessary information at our Annuity Service Center or lockbox, we will issue your contract and apply your first purchase payment within 2 business days. If you do not give us all of the information we need, we will notify you. When we receive all of the necessary information, we will then apply your first purchase payment within 2 business days. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or obtain your permission to keep it until we receive all of the necessary information.

If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract on the business day we receive them at our Annuity Service Center or lockbox as long as you have provided us with the necessary information to apply the purchase payment. If you do not give us all of the information we need, we will notify you. We will then apply your purchase payment on the business day that we obtain the necessary information from you. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your purchase payment at our Annuity Service Center or lockbox on a non-business day or after the business day closes, we will credit the amount to your contract effective the next business day.

Purchasing a Contract

Investment Choices

The Separate Account

We established a separate account, Massachusetts Mutual Variable Annuity Separate Account 4 (separate account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the separate account under Massachusetts’s insurance law on July 9, 1997. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

MassMutual owns the assets of the separate account. However, those separate account assets equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized)  resulting from these assets are credited to, or charged against, the contracts and not against any other contracts we may issue. We are required to maintain sufficient assets in the separate account to meet the anticipated obligations of the contracts funded by the separate account.

MassMutual established a segment of the separate account for the contracts. We currently divide this segment into 39 sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for purchase payments that you allocate to a fund.

The Funds

The contract offers 39 funds which are listed below. We may add or eliminate funds.

Investment Funds in which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

American Century® Variable Portfolios, Inc.

American Century VP Income & Growth Fund	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A	Seeks growth of capital by investing in common stocks. Income is a secondary objective. The fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong expected returns.

American Century VP Value Fund	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A	Seeks long-term capital growth by investing primarily in common stocks of companies believed to be undervalued at the time of purchase. Income is a secondary objective.

American Funds Insurance Series®

American Funds® Asset Allocation Fund (Class 2)	Adviser: Capital Research and Management Company Sub-Adviser: N/A	Seeks to provide high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).

American Funds® Growth-Income Fund (Class 2)	Adviser: Capital Research and Management Company Sub-Adviser: N/A	Seeks capital appreciation and income by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends.

Investment Choices

Investment Funds in which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

Calvert Variable Series, Inc.

Calvert Social Balanced Portfolio	Adviser: Calvert Asset Management Company, Inc. Sub-Adviser: Brown Capital Management, Inc. and SSgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity and that satisfy the portfolio’s investment and social criteria.

Fidelity® Variable Insurance Products (“VIP”) Fund

Fidelity® VIP Contrafund® Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.	Seeks long-term capital appreciation as its investment objective. The fund’s principal investment strategies include: Normally investing primarily in common stocks; Investing in securities of companies whose value it believes is not fully recognized by the public; Investing in domestic and foreign issuers; Investing in either “growth” stocks or “value” stocks or both; Using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity® VIP Growth Portfolio (Service Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.	Seeks to achieve capital appreciation as its investment objective. The fund’s principal investment strategies include: Normally investing primarily in common stocks; Investing in companies that it believes have above-average growth potential (stocks of these companies are often called “growth” stocks); Investing in domestic and foreign issuers; Using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Franklin Templeton Variable Insurance Products Trust

Franklin Small Cap Value Securities Fund (Class 2)	Adviser: Franklin Advisory Services, LLC Sub-Adviser: N/A	Seeks long-term total return. The fund normally invests at least 80% of its net assets in investments of small capitalization companies. For this fund, small cap companies are those with market cap values not exceeding $2.5 billion, at the time of purchase. The fund’s manager invests in small companies that it believes are undervalued.

Investment Choices

Investment Funds in which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

Templeton Foreign Securities Fund (Class 2)	Adviser: Templeton Investment Counsel, LLC Sub-Adviser: N/A	Seeks long-term capital growth. The fund normally invests at least 80% of its net assets in investments, primarily equity securities, of issuers located outside the U.S., including those in emerging markets.

INVESCO Variable Investment Funds, Inc.

INVESCO VIF-Financial Services Fund	Adviser: INVESCO Funds Group, Inc. Sub-Adviser: N/A	Seeks capital appreciation. It normally invests primarily in the equity securities of companies involved in the financial-services sector.

INVESCO VIF-Health Sciences Fund	Adviser: INVESCO Funds Group, Inc. Sub-Adviser: N/A	Seeks capital appreciation. It invests primarily in the equity securities of companies that develop, produce, or distribute products or services related to health care.

INVESCO VIF-Technology Fund	Adviser: INVESCO Funds Group, Inc. Sub-Adviser: N/A	Seeks capital appreciation. The fund normally invests primarily in the equity securities of companies engaged in technology-related industries.

Janus Aspen Series

Janus Aspen Balanced Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A	Seeks long-term capital growth consistent with preservation of capital and balanced by current income by normally investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The portfolio will normally invest at least 25% of its assets in fixed-income securities.

Janus Aspen Capital Appreciation Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A	Seeks long-term growth of capital. The portfolio invests primarily in common stocks selected for their growth potential. It may invest in companies of any size, from larger, well-established companies to smaller, emerging-growth companies.

Janus Aspen Worldwide Growth Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A	Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size located throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Investment Choices

Investment Funds in which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

MFS® Variable Insurance Trustsm

MFS® Investors Trust Series	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	Seeks long-term growth of capital with a secondary objective to seek reasonable current income.

MFS® New Discovery Series	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	Seeks capital appreciation. It normally invests 65% of its net assets in equity securities of smaller emerging-growth companies.

MML Series Investment Fund

MML Blend Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company Inc.	Seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital by investing in equity, fixed-income, and money market securities.

MML Enhanced Index Core Equity Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company Inc.	Seeks to out perform the total return performance of its benchmark index, the S&P 500 Index®[1], while maintaining risk characteristics similar to those of the benchmark.

MML Equity Fund	Adviser: MassMutual Sub-Advisers: David L. Babson & Company Inc. and Alliance Capital Management L.P.	Seeks to achieve a superior total rate of return over an extended period of time, from both capital appreciation and current income, by investing in equity securities.

MML Equity Index Fund (Class I)	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, Inc.	Seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the S&P 500 Index®[1].

MML Inflation-Protected Bond Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company Inc.	Seeks to achieve as high a total rate of real return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital by investing in inflation-indexed securities issued by the U.S. government and other high quality issuers.

MML Managed Bond Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company Inc.	Seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital by investing primarily in investment-grade fixed income instruments.

MML Small Cap Equity Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company Inc.	Seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies.

Investment Choices

Investment Funds in which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

MML Small Company Opportunities Fund	Adviser: MassMutual Sub-Adviser: David L. Babson & Company Inc.	Seeks long-term capital appreciation through investment primarily in common stocks of smaller, faster-growing companies whose securities at the time of purchase are considered by the sub-adviser to be realistically valued.

Oppenheimer Variable Account Funds

Oppenheimer Aggressive Growth Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing in “growth type” companies.

Oppenheimer Capital Appreciation Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing mainly in equity securities of well-known, established companies.

Oppenheimer Global Securities Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks long-term capital appreciation. The fund invests a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations considered to have appreciation possibilities. It invests mainly in common stocks of U.S. and foreign issuers.

Oppenheimer High Income Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high level of current income from investment in high-yield fixed-income securities.

Oppenheimer Main Street® Fund/VA5	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks high total return (which includes share-value growth and current income) from equity and debt securities. The fund invests mainly in common stocks of U.S. companies.

Oppenheimer Money Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks maximum current income from investments in money market securities consistent with low capital risk and maintenance of liquidity.

Oppenheimer Multiple Strategies Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high total investment return, which includes current income and capital appreciation in the value of its shares.

Oppenheimer Strategic Bond Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high level of current income principally derived from interest on debt securities. The fund mainly invests in three market sectors: debt securities of foreign governments and companies; U.S. Government securities; and lower-rated, high-yield securities of U.S. and foreign companies.

Investment Choices

Investment Funds in which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective

Panorama Series Fund, Inc.

Oppenheimer International Growth Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks long-term growth of capital by investing primarily in equity securities of companies wherever located, the primary stock of which is outside the United States.

Scudder Investment VIT Funds[6]

Scudder VIT EAFE® Equity Index Fund	Adviser: Deutsche Asset Management, Inc. Sub-Adviser: Northern Trust Investments, Inc.	Seeks to match, as closely as possible, before expenses, the risk and return characteristics of the Morgan Stanley Capital International Europe, Australasia and Far East Index (“EAFE Index”)[3]. The fund will invest primarily in stocks of companies that comprise the EAFE Index, in approximately the same weightings as the EAFE Index.

Scudder VIT Small Cap Index Fund	Adviser: Deutsche Asset Management, Inc. Sub-Adviser: Northern Trust Investments, Inc.	Seeks to match, as closely as possible, before expenses, the performance of the Russell 2000® Small Stock Index[4], which emphasizes stocks of small U.S. companies.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Blue Chip Growth Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	Seeks long-term capital growth through investment in large and medium-sized blue chip growth companies.

T. Rowe Price Equity Income Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	Seeks substantial dividend income and long-term capital growth through investment in common stocks of established companies.

T. Rowe Price Mid-Cap Growth Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	Seeks long-term capital appreciation through investment in stocks of mid-cap companies with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P Mid-Cap 400 Index or the Russell MidCap Growth Index.

1 The S&P 500 Index® is the Standard & Poor’s Composite Index of 500 stocks, an unmanaged index of common stock prices. The index does not reflect any fees or expenses. Standard & Poor’s is a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is a registered trademark of The McGraw-Hill Companies, Inc., and has been licensed for use by the fund. The fund is not sponsored, endorsed, sold, or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc.

2 NASDAQ 100 Index® is a registered service mark of the NASDAQ Stock Market, Inc. (“NASDAQ”). The NASDAQ 100 Index® is composed and calculated by NASDAQ without regard to the fund. NASDAQ makes no warranty, express or implied, regarding, and bears no liability with respect to, the NASDAQ 100 Index® or its use or any data included therein.

3 The MSCI EAFE Index is the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service of Morgan Stanley and has been licensed for use by Deutsche Asset Management, Inc.

4 Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell indexes, which have been licensed for use by Deutsche Asset Management, Inc.

5 Prior to May 1, 2003, this Fund was called the Oppenheimer Main Street® Growth and Income Fund/VA.

6 Prior to May 1, 2003, known as Deutsche Asset Management VIT Funds (Deutsche VIT Funds).

Investment Choices

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. We will deliver current fund prospectuses to you. You may also contact the Annuity Service Center and request current fund prospectuses at any time. You should read the information contained in the fund prospectuses carefully before investing.

The Fixed Accounts

In most states, we offer three fixed accounts, two fixed accounts for Dollar Cost Averaging (the “DCA Fixed Accounts”) and The Fixed Account (collectively, “the fixed accounts”), as investment choices. The fixed accounts are investment choices within our general account. Amounts that you allocate to the fixed accounts become part of our general account assets and are subject to the claims of all our creditors. All of our general account assets will be available to fund benefits under a contract. We have not registered the fixed accounts with the SEC in reliance on exemptions under the Securities Act of 1933.

The DCA Fixed Accounts.

You can only participate in one DCA Fixed Account at a time. Further, if you are participating in a DCA Fixed Account, you cannot also participate in the Asset Allocation Program, the Automatic Rebalancing Program, Interest Sweep Option, the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit.

Description. Each DCA Fixed Account is a fixed account from which assets are systematically transferred to any fund(s). You may not transfer your contract value in a DCA Fixed Account to The Fixed Account. During the accumulation phase, you may choose to have your purchase payments allocated to a DCA Fixed Account for the period of the DCA Fixed Account Term (DCA Term). Your election must be in writing.

DCA Term. Currently, you have a choice of two DCA Fixed Accounts: (a) DCA Fixed Account with a DCA Term of 6 months; or (b) DCA Fixed Account with a DCA Term of 12 months.

To the extent permitted by law, we reserve the right to change the duration of the DCA Terms in the future. Your DCA Term will terminate upon your death or the annuitant’s death. You may only participate in one DCA Fixed Account at a time.

If you elect to make an allocation to a DCA Fixed Account at a time when your annuity date would be less than your elected DCA Term, the expiration of your DCA Term will be your annuity date. We will transfer any contract value remaining in the DCA Fixed Account on your annuity date in accordance with your DCA Fixed Account transfer instructions in effect at that time. No amounts will remain in the DCA Fixed Account after the expiration of the DCA Term.

Allocating Purchase Payments. We will only accept a purchase payment into a DCA Fixed Account as of the beginning of a DCA Term. We will only accept a new purchase payment of at least $5,000. A purchase payment includes any purchase payments assigned to us and accepted by us from financial institutions as of the start of the DCA Term. However, purchase payments which originate from an annuity contract issued by us or any of our affiliates cannot be allocated in a DCA Fixed Account. You cannot transfer current contract values to a DCA Fixed Account. We reserve the right to reject purchase payments.

DCA Transfers. We make scheduled monthly transfers from the DCA Fixed Account. The first transfer will occur 5 business days after we receive your payment allocated to the DCA Fixed Account and a completed DCA Fixed Account election form. You may make a one-time transfer of your remaining contract value in the DCA Fixed Account into the fund(s) indicated by your current DCA Fixed Account transfer instructions prior to the expiration of your DCA Term. Your transfer will be effective on the business day we receive your completed written request or request over the telephone.

DCA Withdrawals. If you withdraw all or a portion of your contract value during a DCA Term we will apply our normal withdrawal provisions.

DCA Fees. We reserve the right to assess a fee for processing transactions under the DCA Fixed Account.

DCA Interest Rate. We periodically set the interest rate we credit to the DCA Fixed Account. We will credit an interest rate at a rate not less than the minimum allowed by state law at the time we issue your contract. We reserve the right to change the guaranteed minimum interest rate for

Investment Choices

newly issued contracts, subject to applicable state law. The interest rate you will receive for the entire DCA Term is the interest rate in effect on the date your DCA Term begins. We guarantee the interest for the full DCA Term.

The Fixed Account.

Allocating Purchase Payments. If you are not participating in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit, you may allocate up to 70% of each purchase payment to The Fixed Account. We reserve the right, upon providing you with 30 days advance notice, to change the percentage allowed, or to disallow completely the allocation of purchase payments to The Fixed Account. Currently, if you are participating in the GMAB or the GMIB, you may not allocate purchase payments to The Fixed Account.

Transfers. There are specific rules limiting your ability to transfer contract value out of or into The Fixed Account. These are detailed in “Transfers.” If you are participating in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit, you may not transfer any contract value to The Fixed Account.

Withdrawals. If you make a partial withdrawal, we will take the withdrawal amount proportionally from your contract value in your investment choices as of the business day we receive your fully completed request at our Annuity Service Center.

Interest Rate. You do not participate in the investment performance of the assets in The Fixed Account. Instead, we credit your contract with interest at a specified rate that we declare in advance. We will credit an interest rate at a rate not less than the minimum allowed by state law at the time we issue your contract. We reserve the right to change the guaranteed minimum interest rate for newly issued contracts, subject to applicable state law.

Investment Choices

Contract Value

Your contract value is the sum of your value in the separate account and the fixed account(s).

Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Accumulation Units

Every day we determine the value of an accumulation unit for each of the separate account sub-accounts. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for insurance and other charges.

The value of an accumulation unit may go up or down from business day to business day.

The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

When you make a purchase payment, we credit your contract with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a separate account sub-account by the value of the accumulation unit for that separate account sub-account. When you make a withdrawal, we deduct from your contract accumulation units representing the withdrawal amount.

We calculate the value of an accumulation unit for each separate account sub-account after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your contract value.

Example:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the MML Managed Bond Fund. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MML Managed Bond Fund is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the MML Managed Bond Fund.

Transfers

Transfers Among Investment Choices.  Generally, you can transfer all or part of your contract value among investment choices. However, there are restrictions that are detailed later in this section.

Transfer Requests.  Subject to state availability, you can make transfers by telephone, by internet, or by other means we authorize. You must clearly indicate the amount and investment choices from and to which you wish to transfer. To make transfers other than by telephone or internet, you must submit a written request. If you own the contract with a joint owner, we will accept transfer instructions from either you or the other owner, unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may tape record all telephone instructions.

Transfer Effective Date.  Your transfer is effective on the business day we receive your fully completed request at our Annuity Service Center. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfers During the Accumulation Phase

Transfer Fee.  During the accumulation phase, you can make 12 free transfers every calendar year without charge. If you make additional transfers in a year, we will deduct a transfer fee. The fee is $20 per transfer. Any transfers you make as a part of the Asset Allocation Program, the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, the DCA Fixed Accounts or the Automatic Rebalancing Program or by

Contract Value

using our automated voice response system or the internet (subject to availability) are not subject to the assessment of a transfer fee and therefore, do not count toward your 12 free transfers every calendar year. We will treat multiple transfers effective on the same business day as one transfer.

Transfer Amounts.  Currently, we do not restrict the amount you can transfer to a fund. However, we reserve the right to require a minimum transfer amount equal to $1000 or the entire amount in a fund, if less. We waive this requirement if a transfer is made due to participation in the Asset Allocation Program, the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, the DCA Fixed Accounts or the Automatic Rebalancing Program Currently, we do not require that a minimum amount remain in a fund after you make a transfer. However, we reserve the right to require that a minimum amount of $1,000 remain in a fund after a transfer, unless you transfer the entire fund value.

Limits on Transfers.

1.	While participating in the Asset Allocation Program you may transfer your contract value by changing asset allocation models. If you submit a transfer request other than a request to change your asset allocation model, we will terminate your participation in the Asset Allocation Program. An exception to this is, if you transfer contract value from The Fixed Account into a fund or funds. In this case we will not terminate your participation in the AAP. You can re-elect participation in the Asset Allocation Program at any time.

2.	While participating in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit you may transfer your contract value by changing asset allocation models. In order to request a transfer other than a request to change your asset allocation model, you must first terminate the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit by submitting the appropriate form to the Annuity Service Center. You cannot reinstate participation in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit. Currently, if you have elected the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit you may not transfer contract value into the fixed accounts.

3.	We currently limit any transfer from the funds such that no transfer can cause your value in The Fixed Account to exceed 70% of your contract value. We reserve the right, upon providing you with 30 days notice, to change this percentage or to disallow transfers to The Fixed Account.

4.	We limit the amount you can transfer out of The Fixed Account. Each contract year, we will allow you to transfer up to 30% of your contract value in The Fixed Account as of your first transfer in that contract year. The 30% can be transferred at one time, or through several transfers during the calendar year. If you transfer 30% of your contract value in The Fixed Account for three consecutive calendar years, in the fourth consecutive calendar year you may transfer up to the entire amount in The Fixed Account, provided that you have not applied payments or transferred contract value into The Fixed Account from the time the first annual transfer was made. We measure a contract year from the anniversary of the day we issued your contract. We calculate transfers out of The Fixed Account on a first-in, first-out basis. In other words, we transfer amounts attributed to the oldest purchase payments first; then we transfer amounts attributed to the next oldest purchase payment; and so on.

5.	We consider The Fixed Account and the Oppenheimer Money Fund/VA to be “competing accounts.” We allow transfers from the Oppenheimer Money Fund/VA to The Fixed Account. Otherwise, we do not allow transfers between competing accounts. For a period of 90 days following a transfer out of a competing account, you may not transfer contract value into the same account or into any other competing account.

Transfers During the Income Phase

You may make 6 transfers between the funds each calendar year. We will not assess a transfer fee on those transfers. You cannot transfer from the general account to a fund, but you can transfer from one or more funds to the general account once a contract year. We currently do not restrict the amount that you can transfer. However, we reserve the right to institute a minimum transfer amount equal to $1,000 or the entire value in a fund or The Fixed Account, if less. After a transfer, the minimum amount which must remain

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in a fund or The Fixed Account, is $1,000 unless you have transferred the entire value.

Limits on Frequent Transfers

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Such frequent trading can disrupt the management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Therefore, organizations and individuals that use market-timing investment strategies should not purchase this contract.

If we, or the investment adviser to any of the funds available with this contract, determine that your transfer patterns among the funds reflect a market timing strategy, we reserve the right to take action, including, but not limited to:

•	not accepting transfer instructions from a contract owner or an agent who is acting on behalf of one or more contract owners; and

•	restricting your ability to submit transfer requests by overnight mail, facsimile transmissions, our voice response unit, the telephone, the internet or any other type of electronic medium.

We will notify you in writing if we will not accept your transfer request or we implement a transfer restriction due to your use of market timing investment strategies. We will allow you to re-submit the rejected transfer request and any future transfer requests by regular mail only. If we do not accept your transfer request, we will return the contract value to the investment choices that you attempted to transfer from as of the business day your transfer request is rejected.

Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund.

We reserve the right to reject, without prior notice, any transfer request to a subaccount if the subaccount’s investment in the corresponding fund is not accepted for any reason.

We have the right to terminate, suspend or modify these transfer provisions.

Asset Allocation Program

What is the Asset Allocation Program (AAP)?  If you participate in the AAP, you choose one of several asset allocation models. We will follow the guidelines of your selected asset allocation model when investing your contract value in the investment choices available through the contract. The asset allocation model you select will determine which investment choices your contract value is invested in and how much of your contract value is allocated to each investment choice. Each asset allocation model is designed for an investor with a specific type of risk tolerance and designed in a manner expected to optimize returns. Periodically, we will rebalance your contract value so that it continues to follow your selected asset allocation model strategy. Currently, none of the asset allocation models include the fixed accounts. You cannot participate in the AAP once you enter the income phase.

Selecting an Asset Allocation Model.  During the accumulation phase of your contract, you can elect to participate in the AAP at anytime, You should consult with your registered representative to assist you in determining which asset allocation model in the program is best suited to your financial needs, investment time horizon, and is consistent with your risk comfort level. You should periodically review those factors to determine if you need to change asset allocation models.

Allocating Purchase Payments.

Initial Purchase Payments.  If you select an asset allocation model, your initial purchase payment (in the case of a new application) or your available contract value, if you are already invested in the contract, will be allocated to the investment choices according to the asset allocation model you select.

Subsequent Purchase Payments.  Unless you instruct us otherwise, when you contribute additional purchase payments, we will allocate those purchase payments according to your selected asset allocation model. If you instruct us otherwise, we will process your request, but at the next scheduled rebalancing, your contract value in the funds will be rebalanced in accordance with the asset allocation model you selected. Contract value in The Fixed Account will not be rebalanced. Currently, if you are participating in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit, we will reject a request to allocate a subsequent payment to the fixed accounts.

Periodic Rebalancing.  We will periodically rebalance your contract value to match the asset

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allocation model you select. Currently, this periodic rebalancing will occur the last business day of every calendar quarter. If you allocate subsequent payments in a manner that is outside your selected asset allocation model, upon rebalancing we will move your contract value back into your selected asset allocation model allocations. However, any contract value you allocate to the fixed accounts, will not be rebalanced. That value will remain outside of the AAP unless you move it into one or more funds. Currently, if you have elected the GMAB or GMIB, we will reject a request to transfer or allocate contract value to the fixed accounts.

Transfer Limitations.  While participating in the AAP you may transfer your contract value by changing asset allocation models. If you do submit a transfer request other than a request to change your asset allocation model, we will terminate your participation in the AAP and notify you of the termination. An exception to this is, if you transfer contract value from The Fixed Account into a fund or funds. In this case we will not terminate your participation in the AAP. You can re-elect to participate in the AAP at any time.

While participating in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit you may transfer your contract value by changing asset allocation models. In order to request a transfer, other than a request to change your asset allocation model, you must first terminate the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit by submitting the appropriate form to the Annuity Service Center. You cannot re-elect participation in the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit.

Will Asset Allocation Models Change?  Generally on an annual basis, we and             will evaluate the asset allocation models. Based on this evaluation, the asset allocation models may change. Investment choices may be added or removed from an asset allocation model. If your selected asset allocation model is changed, we will automatically reallocate your contract value to follow the asset allocation model. We may change which investment choices your contract value is invested in and how much of your contract value is allocated to each investment choice.

Selecting a Different Asset Allocation Model.  At any time, you may change your asset allocation model to any of the available asset allocation models by contacting the Annuity Service Center.

Canceling Participation in AAP.  You can cancel your participation in the AAP at any time by contacting the Annuity Service Center. If you have elected the Guaranteed Minimum Accumulation Benefit or the Guaranteed Minimum Income Benefit, you cannot cancel participation in the AAP without first canceling the Guaranteed Minimum Accumulation Benefit or Guaranteed Minimum Income Benefit by submitting the appropriate form to the Annuity Service Center. You can reinstate participation in the AAP, you cannot reinstate participation in the Guaranteed Minimum Accumulation Benefit or Guaranteed Minimum Income Benefit.

Important Considerations.

•	Although the asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that an asset allocation model will not lose money or that investment results will not experience some volatility.

•	Historical market and asset class performance may differ in the future from the historical performance and assumptions upon which the asset allocation models are built.

•	Allocation to a single asset class may outperform an asset allocation model, so that you would have obtained better returns in a single fund or funds representing a single asset class than in an asset allocation model. Asset allocation model performance is dependent upon the performance of the component funds.

•	The timing of your investment and the frequency of automatic rebalancing may affect performance.

•	The value of the funds will fluctuate, and when redeemed, may be worth more or less than the original cost.

•	We have the right to terminate or change the AAP at any time.

Additional Restrictions.  While you are participating in the AAP, you cannot also participate in the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, a DCA Fixed Account or the Automatic Rebalancing Program.

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Asset Allocation Models.  The following chart describes each of the asset allocation models.

[Chart with descriptions of each asset allocation model to be added]

Separate Account Dollar Cost Averaging Program

The Separate Account Dollar Cost Averaging Program allows you to systematically transfer a set amount from a selected fund to any of the other funds. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Separate Account Dollar Cost Averaging Program is available only during the accumulation phase.

Dollar cost averaging does not assure a profit and does not protect you against loss in declining markets. Since dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the Separate Account Dollar Cost Averaging Program through periods of fluctuating price levels.

You must have at least $600 in the fund you have selected to transfer contract value from in order to participate in the Separate Account Dollar Cost Averaging Program. The minimum amount you can transfer is $100. We reserve the right to increase the minimum to $250.

The minimum duration of participation in any Separate Account Dollar Cost Averaging Program is currently 6 months. You can choose the frequency at which the dollar cost averaging transfers are to be made, i.e., monthly, quarterly, semi-annually or annually. You will also choose the specific date when the first dollar cost averaging transfer is made. However, if you select a date that is less than 5 business days from the date we receive your fully completed election form or your request over the telephone and payment at our Annuity Service Center, we may defer the first transfer for one month. If you do not select a start date, we will automatically start the Separate Account Dollar Cost Averaging Program within 5 business days from the date we receive your fully completed election form or request over the telephone. You may make changes to your selection, including termination of the program, by written request or by request over the telephone.

If you participate in the Separate Account Dollar Cost Averaging Program, we do not take the transfers made under the program into account in determining any transfer fee.

You can only participate in one Separate Account Dollar Cost Averaging Program at a time. Further, if you are participating in the Separate Account Dollar Cost Averaging Program you cannot also participate in the Guaranteed Minimum Accumulation Benefit, the Guaranteed Minimum Income Benefit, the Asset Allocation Program, the Automatic Rebalancing Program, Interest Sweep Option, or a DCA Fixed Account.

Your Separate Account Dollar Cost Averaging Program will terminate:

•	if you withdraw the total contract value;

•	upon your death or the annuitant’s death;

•	if the last transfer you selected has been made;

•	if there is insufficient contract value to make the transfer; or

•	if we receive from you a written request or request over the telephone to terminate the program at our Annuity Service Center at least 5 business days prior to the next transfer date.

We currently do not charge you for participation in the Separate Account Dollar Cost Averaging Program. However, we reserve the right to charge for this feature in the future. We have the right to modify, terminate or suspend the Separate Account Dollar Cost Averaging Program.

Automatic Rebalancing Program

Over time, the performance of each fund may cause your allocation to shift from your original allocation. You can direct us to automatically rebalance your contract value allocated to the funds in order to return to your original percentage allocations by selecting our Automatic Rebalancing Program. Contract value allocated to the fixed accounts cannot participate in the Automatic Rebalancing Program.

You can tell us whether to rebalance monthly, quarterly, semi-annually or annually. The Automatic Rebalancing Program is available only during the accumulation phase. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

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You cannot participate in the Automatic Rebalancing Program if you are participating in the Guaranteed Minimum Accumulation Benefit, the Guaranteed Minimum Income Benefit, the Asset Allocation Program, a Separate Account Dollar Cost Averaging Program, a DCA Fixed Account, or Interest Sweep Option.

You can terminate the Automatic Rebalancing Program at anytime by giving us written notice or notice over the telephone. Any unscheduled transfer request will automatically terminate the Automatic Rebalancing Program election.

Example:

Assume that you want your initial purchase payment split between 2 funds. You want 40% to be in the Oppenheimer Bond Fund/VA and 60% to be in the MML Equity Fund. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Oppenheimer Bond Fund/VA now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Oppenheimer Bond Fund/VA to bring its value back to 40% and use the money to buy more units in the MML Equity Fund to increase those holdings to 60%.

Interest Sweep Option

Under this program, we will automatically transfer earnings from your contract value in The Fixed Account to one or more selected funds. By allocating these earnings to the funds, you can pursue further growth in the value of your contract through more aggressive investments. However, the Interest Sweep Option does not assure profit and does not protect against loss in declining markets. The Interest Sweep Option is available only during the accumulation phase. You may request that the earnings be transferred from The Fixed Account on a monthly, quarterly, semiannual or annual frequency.

To participate in this program, you must have at least $5,000 in The Fixed Account at the time of transfer. While the program is in effect, you can adjust your allocations as necessary.

This program will terminate:

•	if you withdraw the total contract value from The Fixed Account;

•	upon your death;

•	if you begin the income phase of your contract; or

•	if we receive your written request or request over the telephone to terminate the program at least 5 business days prior to the next scheduled transfer date.

You may not participate in the Interest Sweep Option if you are participating in the Guaranteed Minimum Accumulation Benefit, the Guaranteed Minimum Income Benefit, the Asset Allocation Program, a Separate Account Dollar Cost Averaging Program, a DCA Fixed Account, or Automatic Rebalancing Program.

Withdrawals

During the accumulation phase you may make either partial or total withdrawals of your contract value. We take any partial withdrawal proportionally from your contract value in your selected investment choices. We reserve the right to limit you to one partial withdrawal per contract year.

You must withdraw at least $100. Unless your partial withdrawal is a minimum required distribution, we require that after you make a partial withdrawal you keep at least $5,000 in a non-qualified contract. For qualified contracts, the amount is $2,000. Partial withdrawals are subject to a contingent deferred sales charge.

When you make a total withdrawal you will receive the value of your contract:

•	less any applicable contingent deferred sales charge;

•	less any applicable premium tax;

•	less any contract maintenance charge, and

•	less any purchase payments we credited to your contract that have not cleared the bank, until they clear the bank.

Requests in Writing. To request a withdrawal in writing, submit to the Annuity Service Center, our fully completed, surrender form. If your withdrawal involves an exchange or transfer of assets to another financial institution, we also require a “letter of acceptance” from the financial institution.

Requests By Telephone. We do not allow full withdrawal requests by telephone. However, you

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may request partial withdrawals by telephone subject to the following rules:

•	The person requesting the partial withdrawal is the contract owner;

•	The withdrawal amount may not exceed $25,000;

•	The check will be made payable to the contract owner and joint contract owner, if applicable;

•	The check will be sent to the address of the contract owner requesting the partial withdrawal;

•	A change of address must not have been made within 30 calendar days prior to the partial withdrawal request;

•	The request must not be for a withdrawal that is part of a series of substantially equal periodic payments made for life or your life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary; and

•	The contract must be a non-qualified contract or IRA contract (excluding deferred compensation plans).

•	Partial withdrawal requests by telephone will not be available to you if you have elected the nursing home waiver benefit and the benefit is in effect.

Withdrawal Effective Date. For written requests, your withdrawal is effective on the business day we receive, at the Annuity Service Center, our surrender form, fully completed, and, if applicable, a “letter of acceptance.” If we receive this item(s) at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day. For telephone requests, your withdrawal is effective on the business day we receive your call. For calls received after the close of the business day, your withdrawal will be effective on the next business day.

Delivery of Withdrawal Amount. We will pay any withdrawal amount within 7 days of the withdrawal effective date, unless we are required to suspend or postpone withdrawal payments.

Systematic Withdrawal Program

This program provides for an automatic monthly, quarterly, semi-annual or annual payment to you from your contract of at least $100. Your contract value must be at least $25,000 to initiate the withdrawal plan. Currently, we do not have a charge for this program, but we reserve the right to charge in the future. We will take any withdrawal under this program proportionally from your contract value in your selected investment choices.

You may elect this program in writing or over the telephone. Requests made over the telephone are subject to the rules for requests by telephone described in the Withdrawals section of this prospectus. You may not participate in the systematic withdrawal program if the Nursing Home Waiver Benefit is in effect.

Your systematic withdrawal program will begin on the start date you selected as long as we receive your fully completed written request or your request over the telephone at least 5 days before the start date you selected.

If you elect to receive your payment pursuant to an electronic funds transfer (“EFT”), we must receive a fully completed written request at least 10 days before the start date you elected.

We may defer the start of your systematic withdrawal program for one month if the start date you selected is less than 5 days (10 days for an EFT) after we receive your fully completed written request or request over the telephone. If you do not select a start date, we will automatically begin systematic withdrawals within 5 days (10 days for an EFT) after we receive your fully completed written request or request over the telephone. If you are currently participating in a Systematic Withdrawal Program and you want to begin receiving your payments pursuant to an EFT, we will need 10 days notice to implement this change.

Your systematic withdrawal program ends:

•	if you withdraw your total contract value;

•	upon your death or the annuitant’s death;

•	if we process the last withdrawal you selected;

•	if you begin receiving annuity payments; or

•	if you give us a written request or request over the telephone to terminate your program. We must receive your request at least 5 business days before the next withdrawal date.

Income taxes, tax penalties, a contingent deferred sales charge and certain restrictions may apply to any withdrawal you make.

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Expenses

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. There are three types of insurance charges: (1) the mortality and expense risk charge (2) the administrative charge and (3) charges for additional features.

Mortality and Expense Risk Charge

This charge is equal, on an annual basis, to 1.50% of the daily value of the assets invested in each fund, after fund expenses are deducted. We may increase this charge, but it will never exceed 1.75%. This charge is for:

•	the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase;

•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract.

Administrative Charge

This charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each fund, after fund expenses are deducted. We assess this charge, together with the annual contract maintenance charge, to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We can increase this charge, but the charge will never exceed 0.25%.

Charges for Additional Features

Basic Death Benefit with Annual Ratchet Feature Charge

If you select the Basic Death Benefit with Annual Ratchet Feature, we will assess a charge. This charge is equal, on an annual basis, to 0.50% of the daily value of the assets invested in each fund, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 0.90%.

Guaranteed Minimum Accumulation Benefit Charge

If you elect the Guaranteed Minimum Accumulation Benefit, we will assess a charge. This charge is equal, on an annual basis, to 0.40% of the daily value of the assets invested in each fund, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 1.00%. If you elect to discontinue the Guaranteed Minimum Accumulation Benefit and its associated benefit, the charge will be discontinued on the business day we receive our fully completed form at our Annuity Service Center.

Guaranteed Minimum Income Benefit Charge

If you elect the GMIB, we will deduct a charge from your contract value in the funds. This charge is equal, on an annual basis, to 0.65% of the daily value of the assets invested in each fund, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 1.25%. If you elect to discontinue the Guaranteed Minimum Income Benefit and its associated benefit, the charge will be discontinued on the business day we receive our fully completed form at our Annuity Service Center.

Annual Contract Maintenance Charge

At the end of each contract year, we deduct $40 from your contract value in the Separate Account as an annual contract maintenance charge. The actual amount we deduct may vary by state. We may increase this charge, but it will not exceed

Expenses

$60. If we increase this charge, we will give you 90 days prior notice. Subject to state regulations, we will deduct the annual contract maintenance charge proportionately from your contract value invested in the funds.

If you make a total withdrawal from your contract we will deduct the full annual contract maintenance charge. If your contract enters the income phase on a date other than its contract anniversary we will deduct a pro rata portion of the charge. During the income phase, we will deduct this charge pro rata from each payment.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment. However, we may assess a contingent deferred sales charge on the amount you withdraw that exceeds the free withdrawal amount and the amount you apply to an annuity option. We use this charge to cover certain expenses relating to the sale of the contract. The charge is a percentage of the amount you withdraw or apply to an annuity option.

If you withdraw:

•	from more than one investment choice, we will deduct the contingent deferred sales charge proportionately from the amounts remaining in the investment choice(s) you selected.

•	the total value from an investment choice, we will deduct the contingent deferred sales charge proportionately from amounts remaining in the investment choices that still have value.

•	your entire contract value, we will deduct the contingent deferred sales charge from the contract value. You will receive a check for the net amount.

The amount of the charge depends on the amount you withdraw or apply to an annuity option and the length of time between when we issued your contract and when you make a withdrawal or apply a portion or all of your contract value to an annuity option. The contingent deferred sales charge is assessed as follows:

Contract Year When Withdrawal is Made or Contract Value is Applied to an Annuity Option	Charge (as a percentage of the amount you withdraw or apply to an annuity option)
1st Year	7%
2nd Year	6%
3rd Year	6%
4th Year	4%
5th Year	3%
6th Year and thereafter	0%

We guarantee that the aggregate contingent deferred sales charge will never exceed 9% of your total purchase payments.

In addition to the free withdrawals described later in this section, we will not impose a contingent deferred sales charge under the following circumstances.

•	Upon payment of the death benefit.

•	Upon payment of a minimum required distribution that exceeds the free withdrawal amount;

•	If you are 59 1/2 or older, and you apply a part of or all your contract value:

•	under a fixed lifetime payment option;

•	under a fixed annuity, fixed term payment option with payments for 10 years or more;

•	to purchase a single premium immediate life annuity issued by us or one of our affiliates;

•	to purchase a single premium immediate annuity certain, with payments guaranteed for 10 years or more, issued by us or one of our affiliates.

•	If you apply a part of or all your contract value:

•	under a variable lifetime payment option; or

•	under a variable fixed time payment option, with payments for 10 years or more.

•	If you redeem “excess contributions” to a plan qualifying for special income tax treatment. These types of plans are referred to as Qualified Plans, including Individual Retirement

Expenses

Annuities (IRAs). We look to the Internal Revenue Code for the definition and description of excess contributions.

•	When the contract is exchanged for another variable annuity contract issued by us or one of our affiliated insurance companies, of the type and class which we determine is eligible for such an exchange. A contingent deferred sales charge may apply to the contract received in the exchange. A reduced contingent deferred sales charge schedule may apply under this contract if another variable annuity contract issued by us or one of our affiliated insurance companies is exchanged for this contract. Exchange programs may not be available in all states. We have the right to modify, suspend or terminate any exchange program any time without prior notification. If you want more information about our current exchange programs, contact your registered representative or us at our Annuity Service Center.

•	If the Nursing Home Waiver Benefit is in effect.

Free Withdrawals

In your first contract year, you may withdraw, without incurring a contingent deferred sales charge, up to 10% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 10% of your contract value as of the end of the previous contract year, plus 10% of any purchase payment received in the current contract year, reduced by any free withdrawal amount previously taken during the current contract year.

You may take the 10% in multiple withdrawals each contract year.

Nursing Home Waiver Benefit

Also known in certain states as the Nursing Home Waiver of Contingent Deferred Sales Charge Rider.

Subject to state availability, you may withdraw all or a portion of your contract value without incurring a contingent deferred sales charge if we receive written confirmation at our Annuity Service Center that you have been admitted to a licensed nursing care facility after your purchase of this contract subject to the following requirements:

1.	You are past your first contract year.

2.	If you resided in a licensed nursing care facility within 2 years prior to contract issue, the benefit is not available to you; however, for contracts issued in New York, if the waiver is unavailable to you for this reason, you will automatically become eligible 2 years following the date of discharge from a licensed nursing care facility;

3.	Your stay in a licensed nursing care facility is prescribed by a physician and is medically necessary.

4.	You provide us with written documentation satisfactory to us that confirms that you still reside in a licensed nursing care facility every time you request a partial withdrawal.

5.	You make each withdrawal request while you are presently confined in a licensed nursing care facility for a period of not less than 90 days.

If the nursing home waiver benefit is in effect, you may not participate in a systematic withdrawal program.

We define a licensed nursing care facility to be an institution licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care or custodial nursing care.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from your contract value for them. Some of these taxes are due when your contract is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

During the accumulation phase, you can make 12 free transfers every calendar year. If you make more than 12 transfers a calendar year, we will deduct a transfer fee of $20. Any transfers you make as a part of the Asset Allocation Program, the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, the DCA

Expenses

Fixed Accounts or the Automatic Rebalancing Program or by using our automated voice response system or the internet (subject to availability) are not subject to the assessment of a transfer fee, and therefore, do not count toward your 12 free transfers every calendar year.

If you request to transfer a dollar amount, we will deduct any transfer fee from the amount transferred. If you request to transfer a percentage of your value in an investment choice, we will deduct any transfer fee from the amount remaining in the investment choice. If you transfer the entire amount in an investment choice, we will deduct the transfer fee from the amount you transfer.

During the income phase, we allow 6 transfers and they are not subject to a transfer fee. We consider all transfers made on one business day as one transfer.

Income Taxes

We will deduct from the contract any income taxes which we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various funds, which are described in the fund prospectuses. We may enter into certain arrangements under which we are reimbursed by the funds’ advisors, distributors and/or affiliates for the administrative service that we provide.

The Income Phase

If you want to receive regular income from your annuity, you can elect to apply all or part of your contract value so that you can receive fixed and/or variable annuity payments under one of five annuity options. If you elect to apply part of your contract value to an annuity option, we will treat each annuity payment as a withdrawal. You must specify the portion of your contract value to be applied to an annuity option, and if it is not the full contract value, the amount must be at least $10,000.

We currently do not restrict the number of times in a contract year that you can elect to apply part of your contract value to an annuity option. However, we reserve the right to limit the number of times that you can elect to apply part of your contract value to an annuity option to 1 per contract year.

Please consult a tax adviser prior to applying a portion of your contract value to an annuity option in order to discuss the tax implications associated with such a transaction.

You can choose the month and year in which those annuity payments begin. We call that date the annuity date. This date must be at least 30 days (13 months for contracts issued in New York) after you purchase your contract. You choose your annuity date when you purchase your contract. You can change it at any time before the annuity date provided you give us 30 days written notice. If you do not choose an annuity option, we will assume that you selected Life Income with 10 years of payments guaranteed. Annuity payments must begin by the earlier of:

(1)	The 100th birthday of the annuitant or oldest joint annuitant (90th birthday for contracts issued in New York);

(2)	Your 100th birthday if you are not the annuitant or the 100th birthday of the oldest joint owner (90th birthday for contracts issued in New York); or

(3)	The latest age permitted under state law.

We may base annuity payments on the age and sex of the annuitant under all options except Annuity Option E. We may require proof of age and sex before annuity payments begin.

At the annuity date, you have the same fund choices that you had in the accumulation phase. You can choose whether payments will be fixed, variable, or a combination of both. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the funds will be applied to a variable payout and any amounts in the fixed accounts will be applied to a fixed payout.

Expenses/The Income Phase

If your contract value is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather than a series of annuity payments. If any annuity payment is less than $100 ($20 for contracts issued in New York), we reserve the right to change the payment basis to equivalent less frequent payments. In order to avoid adverse tax consequences, you should begin to take distributions from your tax-qualified contract at least equal to the minimum amount required by the IRS, no later than the required beginning date. If your contract is an IRA that date should be no later than April 1 of the year after you reach age 70 1/2. For qualified plans, that date is no later than April 1 of the year following the later of the year you reach age 70 1/2 or the year in which you retire.

Fixed Annuity Payments

If you choose fixed payments, the payment amount will not vary. The payment amount will depend upon the following:

•	the value of your contract on the annuity date or your Guaranteed Minimum Income Benefit value on the annuity date, if applicable;

•	the deduction of premium taxes, if applicable;

•	the deduction of the annual contract maintenance charge, if applicable;

•	the deduction of a contingent deferred sales charge, if applicable;

•	the annuity option you select; and

•	the age and sex of the annuitant or joint annuitants, if applicable.

To determine if a contingent deferred sales charge may apply, see “Expenses – Contingent Deferred Sales Charge.”

Variable Annuity Payments

You may not elect a variable annuity payment if you are exercising the Guaranteed Minimum Income Benefit.

If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount will depend on the following:

•	the value of your contract on the annuity date;

•	the deduction of premium taxes, if applicable;

•	the deduction of the annual contract maintenance charge, if applicable;

•	the deduction of a contingent deferred sales charge, if applicable;

•	the annuity option you select;

•	the age and sex of the annuitant or joint annuitants, if applicable; and

•	an assumed investment rate (AIR) of 4% per year.

Future variable payments will depend on the performance of the funds you selected. If the actual performance exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% plus the amount of the deductions, your annuity payments will decrease.

Annuity Unit Value

In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of the income phase. During the income phase, the number of annuity units will not change. However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The insurance charge applied as part of the calculation of the annuity unit value will be the insurance charge assessed at the time you apply all or part of your contract value to an annuity option. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Annuity Options

The following annuity options are available. After annuity payments begin, you cannot change the annuity option, the frequency of annuity payments, or make withdrawals. We may consent to other plans of payment in addition to the following annuity options:

Annuity Option A – Life Income.  Under this option we make fixed and/or variable periodic payments as long as the annuitant is alive. After the annuitant dies we stop making payments.

Annuity Option B – Life Income with Period Certain.  We will make fixed and/or variable periodic payments for a guaranteed period, or as

The Income Phase

long as the annuitant lives, whichever is longer. The guaranteed period may be 5, 10 or 20 years. If the beneficiary chooses, he/she may elect a lump sum payment equal to the present value of the remaining guaranteed annuity payments. If a lump sum distribution is elected, we may assess a continent deferred sales charge.

Annuity Option C – Joint and Last Survivor Annuity.  We will make fixed and/or variable periodic payments during the joint lifetime of 2 annuitants. When one dies, we will continue making these payments to the survivor as if both annuitants were alive. We will not make payments after both annuitants have died.

Annuity Option D – Joint and 2/3 Survivor Annuity.  We will make fixed and/or variable periodic payments during the joint lifetime of 2 annuitants. We will continue making payments during the lifetime of the surviving annuitant. We will compute these payments for the surviving annuitant on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime. We will not make payments after both annuitants have died.

Annuity Option E – Period Certain Annuity.  We will make fixed and/or variable periodic payments for a specified period. The specified period must be at least 5 years and cannot be more than 30 years. If you would like to receive all or part of the present value of the variable periodic payments under this annuity option at any time, you may elect to receive it in a lump sum or have it applied to another annuity option. If you so elect, your future income payments will be reduced accordingly.

Limitation on Payment Options.  If you purchase a contract as an IRA, the Internal Revenue Code imposes restrictions on the types of payment options that you may elect.

Death Benefit

Death of Contract Owner During the Accumulation Phase

If you or the joint owner dies during the accumulation phase, we will pay a death benefit to your primary beneficiary. If the joint owner dies, we will treat the surviving joint owner, if any, as the primary beneficiary. We will treat any other beneficiary designation on record at the time of death as a contingent beneficiary unless you have changed it in writing. Your beneficiary may request that the death benefit be paid under one of the death benefit options. If the beneficiary is your spouse, he or she may elect to become the owner of the contract at the death benefit amount payable.

Death Benefit Amount During the Accumulation Phase

The death benefit amount depends upon the death benefit feature in effect at the time of your death or, if the contract is owned by a non-natural entity, the annuitant’s death. The contract offers two Death Benefit features: the Basic Death Benefit or, for an additional charge, the Basic Death Benefit with Annual Ratchet Feature.

You may only select one death benefit feature and you cannot change your selection once we issue your contract. If you do not select a death benefit feature when we issue your contract, the death benefit feature under your contract will be the Basic Death Benefit.

Basic Death Benefit.  Prior to you reaching age 80, the death benefit is the greater of your contract value, or your purchase payments, reduced by an adjustment for withdrawals and any applicable charges. We calculate the adjustment for withdrawals as follows:

•	The withdrawal amount, including any applicable charges;

•	divided by your contract value immediately prior to the withdrawal; with the result

•	multiplied by the most recently calculated death benefit value.

These values are those we determine as of the business day we receive proof of death and election of the payment method at our Annuity

The Income Phase/Death Benefit

Service Center. At age 80 and beyond, the death benefit is your contract value as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Basic Death Benefit with Annual Ratchet Feature.  For an additional charge, at time of contract issue you may select the Basic Death Benefit with Annual Ratchet Feature. The amount of the death benefit will be the greatest of:

•	your contract value, or

•	your purchase payments reduced by an adjustment for withdrawals and applicable charges, or

•	the value of the annual ratchet feature.

We calculate the adjustment for withdrawals as follows:

The withdrawal amount, including any applicable charges;

•	divided by your contract value immediately prior to the withdrawal; with the result

•	multiplied by the most recently calculated death benefit value.

These values are those we determine as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

Prior to you reaching age 80, we recalculate the annual ratchet feature on each contract anniversary, when we receive a purchase payment from you, and when you make a withdrawal as follows:

1.	On each contract anniversary, the annual ratchet feature is equal to the greater of:

•	Your contract value or

•	the most recently calculated annual ratchet feature.

2.	For purchase payments, the annual ratchet feature is equal to the most recently calculated annual ratchet feature plus the purchase payment.

3.	For withdrawals, the annual ratchet feature is equal to the most recently calculated annual ratchet feature reduced by an adjustment for withdrawals.

At age 80 and beyond, the annual ratchet feature is the value of the annual ratchet feature at age 80 adjusted pursuant to the annual ratchet feature recalculation formula as described in “2” and “3” above.

When we issue your contract, the initial annual ratchet feature will be equal to your initial purchase payment. If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount. We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

If you select the Basic Death Benefit with Annual Ratchet Feature, we will deduct a charge from your contract value in the funds. This charge is equal, on an annual basis, to 0.50% of the daily value of the assets invested in each fund, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 0.90%.

Death Benefit Payment Options During the Accumulation Phase

A beneficiary, who is not your surviving spouse, must elect to receive the death benefit under one of the following options, in the event you die during the accumulation phase:

Option 1 – lump sum payment of the death benefit; or

Option 2 – the payment of the entire death benefit within 5 years of the date of death; or

Option 3 – payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death or any joint owner.

Death Benefit

If a lump sum payment is requested, we will pay the amount within 7 days after we receive due proof of death and other necessary information at our Annuity Service Center, unless we are required to suspend or delay payment. Payment to the beneficiary, in any form other than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by us of proof of death.

A surviving spouse who is the primary beneficiary under the contract may elect to continue the contract in his or her own name at the death benefit amount and exercise all of the contract owner’s rights under the contract, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option. This election can only be made once while the contract is in effect. If your spouse does not make an election within 60 calendar days of our receipt of due proof of death, we will consider your surviving spouse to have continued the contract in his/her name.

Death of Contract Owner During the Income Phase

If you or the joint owner dies during the income phase, but the annuitant is still alive, we will pay the remaining payments under the annuity option elected at least as rapidly as under the method of distribution in effect at the time of your death.

Death of Annuitant

If the annuitant, who is not the owner or joint owner, dies during the accumulation phase, you can name a new annuitant subject to the underwriting rules we have in effect at the time. If you do not name an annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person we will treat the death of the annuitant as the death of the owner, and you may not name a new annuitant. You cannot name a new annuitant once the Income Phase begins. Upon the death of the annuitant on or after the annuity date, the death benefit, if any, is as specified in the annuity option elected. We will pay death benefits at least as rapidly as under the method of distribution in effect at the annuitant’s death.

Additional Features

Subject to state availability, the following features are available for an additional charge, or credit. We only allow you to elect the Guaranteed Minimum Income Benefit or the Guaranteed Minimum Accumulation Benefit at the time we issue your contract.

Guaranteed Minimum Income Benefit (GMIB)

What is the GMIB?  If you elect the GMIB, we guarantee that, when you apply all or a part of your contract value to receive fixed annuity payments through a life contingent annuity option, the amount you apply to the annuity option will equal a specified amount, the GMIB value. This can be a benefit if there is a downward movement in the stock market that causes your contract value to decline to a value that is lower than the GMIB value.

Required Participation in the Asset Allocation Program.  In order to participate in the GMIB, you must participate in the Asset Allocation Program and select one of the asset allocation models offered through the Asset Allocation Program. Your selected asset allocation model will determine which investment choices your contract value is invested in and how much is allocated to each investment choice. You can choose to change your asset allocation model at any time. Currently, none of the asset allocation models include the fixed accounts. While participating in the Asset Allocation Program and the GMIB you cannot make transfers of your contract value among investment choices. In order to request a transfer you must first terminate the GMIB, then when you submit a transfer request we will process your transfer and also terminate your participation in the Asset Allocation Program. You cannot re-elect participation in the GMIB, but you can re-elect participation in the Asset Allocation Program. For additional detail about

Death Benefit/Additional Features

the Asset Allocation Program, please see “Contract Value – Asset Allocation Program.”

Subsequent Payments with the GMIB & the Asset Allocation Program.  If you allocate a subsequent purchase payment in a manner that does not follow your selected asset allocation model, we will apply your payment as you request. However, while you are participating in the Asset Allocation Program, we will periodically rebalance your contract value among the investment choices to maintain your selected asset allocation model strategy. Thus, if you allocate contract value to a fund that is not in your selected asset allocation model, when we rebalance, we will reallocate the contract value in that fund in accordance with your selected asset allocation model. We do not allow you to allocate contract value to the fixed accounts while participating in the GMIB.

Eligibility for the GMIB Value.  You will be eligible to apply the GMIB value to an annuity option if:

1.	You elected the GMIB at time of contract issue;

2.	You participated in the Asset Allocation Program at the time of contract issue, and remain in the program until your contract enters the Income Phase;

3.	Your contract is beyond its 7th contract year (we measure a contract year from the anniversary of the day we issued your contract);

4.	The annuitant is over age 60;

5.	You select to begin the Income Phase;

6.	You select to receive fixed annuity payments through a life contingent annuity option;

7.	You apply all or a portion of your contract value to an annuity option.

If you elect the GMIB, but items 2 through 7 are not met, you will not be eligible to apply the GMIB value to an annuity option, even if you have paid for the feature over several or all contract years.

How do we calculate the GMIB value?  The GMIB value will equal:

•	Your total purchase payments to your contract as of the end of your 2nd contract year;

•	each purchase payment increased by a compounded annual rate of 5% starting from the date each is credited to your contract value;

•	reduced by an adjustment for any withdrawals.

The adjustment for withdrawals is calculated as follows:

•	The withdrawal amount, including any applicable charges;

•	divided by your contract value immediately prior to the withdrawal; with the result

•	multiplied by the most recently calculated GMIB value.

If the GMIB value is higher than the maximum GMIB value allowed, then your GMIB value will equal the maximum which is 200% of the purchase payments made to your contract value in the first two contract years, adjusted for withdrawals. When the annuitant reaches age 80, the GMIB value will no longer increase.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the GMIB.

What does the GMIB cost?  If you elect the GMIB, we will deduct a charge from your contract value in the funds until you begin annuity payments or cancel the GMIB. This charge is equal, on an annual basis, to 0.65% of the daily value of the assets invested in each fund, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 1.25%.

How do I elect the GMIB?  If the annuitant is under age 80 at time of contract issue, to elect the GMIB, you must:

•	Elect the GMIB at the time your contract is issued. Once we issue your contract, you cannot elect the GMIB.

•	Elect to participate in the Asset Allocation Program.

Additionally, the GMIB may not be available in all states.

Can I cancel the GMIB?  We will terminate your selection of the GMIB on the business day we receive our fully completed form at our Annuity Service Center. We will not refund you for charges already deducted for the GMIB. However, the charge for this feature will be discontinued on the business day we receive our fully completed form at our Annuity Service Center. Once the GMIB is terminated, it cannot be reinstated. Once the GMIB is terminated, we

Additional Features

will not terminate your participation in the Asset Allocation Program unless you contact us in writing or by calling the Annuity Service Center, or you make a transfer request.

Additional restrictions.  If you elect the GMIB, you cannot participate in the Guaranteed Minimum Accumulation Benefit, the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, a DCA Fixed Account or the Automatic Rebalancing Program.

Purchase rates and the GMIB.  The purchase rates available in connection with the GMIB are the minimum guaranteed purchase rates displayed in your contract. Alternative purchase rates, which may be more favorable, may apply to your contract value applied to an annuity option without election of the GMIB.

Important GMIB Considerations

The GMIB ensures the availability of a minimum contract value when you elect to apply all or a portion of your contract value to an annuity option and you choose to receive fixed annuity payments through a life contingent annuity option. This benefit may provide protection in the event of lower contract values that may result from the performance of the investment choices you choose. However, this benefit may not be appropriate for all contract owners. You should understand the GMIB completely before you elect this benefit feature.

•	The GMIB will only be applied if you begin the Income Phase, and you select to receive fixed payments through a life contingent annuity option. If you select a different annuity option, or you never begin the Income Phase, you will not be eligible for the GMIB, even though you have paid for the benefit.

•	The GMIB does not in any way guarantee the performance of any of the investment choices available under this contract.

•	While participating in the GMIB you may transfer your contract value by changing asset allocation models. Otherwise, you cannot transfer your contract value among investment choices.

•	If you elect the GMIB, currently, you cannot allocate any contract value to the fixed accounts

Any purchase payments made after the second contract year could increase the cost of the GMIB value without a corresponding increase in the benefit.

•	If the GMIB value is not greater than your contract value when your contract enters the income phase, we will not apply the GMIB value to an annuity option, even though you have paid for the GMIB feature.

•	The GMIB feature stops accumulating after the annuitant reaches age 80 or the maximum benefit amount is achieved, whichever occurs first.

•	Please consult with a qualified financial professional when you are evaluating the GMIB and all other aspects of the contract.

Guaranteed Minimum Accumulation Benefit (GMAB)

What is the GMAB?  If you elect the GMAB we guarantee that on your 10th contract anniversary, your contract value will equal no less than a specified amount called the GMAB value. This can be a benefit if there is a downward movement in the stock market that causes your contract value, applicable to purchase payments you made during the first two contract years adjusted proportionately for withdrawals and investment experience, to decline to a value that is lower than the GMAB value.

Required participation in the Asset Allocation Program.  In order to participate in the GMAB, you must participate in the Asset Allocation Program and select one of the asset allocation models offered through the Asset Allocation Program. Your selected asset allocation model will determine which investment choices your contract value is invested in and how much is allocated to each investment choice. You can choose to change your asset allocation model at any time. Currently, none of the asset allocation models include the fixed accounts. While participating in the Asset Allocation Program and the GMAB you cannot make transfers of your contract value among investment choices. In order to request a transfer you must first terminate the GMAB, and then when you submit a transfer request we will process your transfer and also terminate your participation in the Asset Allocation Program. You cannot re-elect participation in the GMAB, but you can re-elect participation in the Asset Allocation Program. For additional detail on Asset Allocation Program, please see “Contract Value – Asset Allocation Program.”

Additional Features

Subsequent Payments with GMAB & the Asset Allocation Program.  If you allocate a subsequent purchase payment in a manner that does not follow the asset allocation model, we will apply your payment as you request. However, while you are participating in an asset allocation model, we will periodically rebalance your contract value among the investment choices to maintain the asset allocation model strategy. Thus, if you allocate contract value to a fund that is not in the asset allocation model, when we rebalance, we will reallocate the contract value in that fund in accordance with the asset allocation model. We do not allow you to allocate contract value to the fixed accounts while participating in the GMAB.

Eligibility for the GMAB Value.  You will be eligible to receive the GMAB value if:

1.	You elected the GMAB at time of contract issue;

2.	You remain in your contract until your 10th contract anniversary;

3.	You participated in the Asset Allocation Program at the time of contract issue, and remain in the program until your 10th contract anniversary;

If you elect the GMAB, but items 2 and 3 are not met, you will not be eligible to receive the GMAB value, even though you have paid for the feature. As of your 10th contract anniversary, the GMAB will terminate. No benefits or charges will accrue thereafter.

At the end of your 10th contract year, if your contract value applicable to purchase payments made during the first two contract years adjusted proportionately for withdrawals and investment experience, is less than the GMAB value, we will credit your contract value on the next business day. If we credit your contract value, we will increase it by the difference between the GMAB value and your contract value applicable to purchase payments made during the first two contract years adjusted proportionately for withdrawals and investment experience calculated at the end of your 10th contract year.

At the end of your 10th contract year, if your contract value applicable to purchase payments made during the first two contract years adjusted proportionately for withdrawals and investment experience, is greater than the GMAB value, we will not credit your contract value.

How do we calculate the GMAB value?  The GMAB value will equal your total purchase payments to the contract as of the end of your 2nd contract year, reduced by an adjustment for any withdrawals. The adjustment for withdrawals is calculated as follows:

•	The withdrawal amount, including any applicable charges;

•	divided by your contract value immediately prior to the withdrawal; with the result

•	multiplied by the most recently calculated GMAB value.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the GMAB.

What does the GMAB cost?  If you elect the GMAB, we will deduct a charge from your contract value in the funds. This charge is equal, on an annual basis, to 0.40% of the daily value of the assets invested in each fund, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 1.00%.

How do I elect the GMAB?  To elect the GMAB, you must:

•	Elect the GMAB at the time your contract is issued. Once we issue your contract, you cannot elect the GMAB.

•	Elect to participate in the Asset Allocation Program.

The GMAB may not be available in all states.

Can I cancel the GMAB?  We will terminate your selection of the GMAB on the business day we receive our fully completed form at our Annuity Service Center. We will not refund charges already deducted for the GMAB. However, the charge for this feature will be discontinued on the business day we receive our fully completed form at our Annuity Service Center. Once the GMAB is terminated, it cannot be reinstated. We will not terminate your participation in the Asset Allocation Program unless you contact us in writing or by calling the Annuity Service Center, or you make a transfer request.

Additional restrictions.  If you elect the GMAB, you cannot participate in the Guaranteed Minimum Income Benefit, the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, a DCA Fixed Account or the Automatic Rebalancing Program.

Additional Features

Important GMAB Considerations.

The GMAB ensures that on your 10th contract anniversary, your contract value will equal no less than a specified amount called the GMAB value. This can be a benefit if there is a downward movement in the stock market that causes your contract value applicable to purchase payments made during the first two contract years adjusted proportionately for withdrawals and investment experience, to decline to a value that is lower than the GMAB value. However, this benefit may not be appropriate for all contract owners. You should understand the GMAB completely before you elect this benefit feature.

•	The GMAB does not in any way guarantee the performance of any of the investment choices available under this contract.

•	While participating in the GMAB you may transfer your contract value by changing asset allocation models. Otherwise, you cannot transfer your contract value among investment choices.

•	If you elect the GMAB, currently, you cannot allocate any contract value to The fixed accounts.

•	At the end of your 10th contract year, if your contract value applicable to purchase payments made during the first two contract years adjusted proportionately for withdrawals and investment experience, is greater than the GMAB value, we will not credit your contract value, even though you have paid for the GMAB.

•	Any purchase payments made after the second contract year could increase the cost of the GMAB, without a corresponding increase in the benefit.

•	Please consult with a qualified financial professional when you are evaluating the GMAB and all other aspects of the contract.

Electronic Document Delivery Credit

In most states, for any contract year prior to 2008, we will provide an annual $24 credit to your contract on your contract anniversary if you are participating in our e-DocumentsSM Program as of your contract anniversary. Participation in our e-DocumentsSM Program will provide you with documents related to your contract in an electronic format rather than paper format. Examples of these documents include the prospectus, prospectus supplements, and annual and semiannual reports of the underlying funds.

We will pay the electronic document delivery credit from the expense savings that result from the delivery of documents related to the contract in electronic format rather than paper format. We will apply this credit on your contract anniversary proportionally to the funds that you are invested in on that date. If you are not invested in any of the funds when we apply the credit, we will automatically apply the credit to the Oppenheimer Money Fund/VA.

The electronic document delivery credit may be subject to the assessment of a contingent deferred sales charge upon withdrawal or if you elect to receive an annuity payment.

We reserve the right to continue, modify or terminate this credit feature at any time after 2007.

Taxes

NOTE:  We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included in the Statement of Additional Information an additional discussion regarding taxes.

Annuity Contracts In General

Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in

Additional Features/Taxes

your annuity contract until you take the money out. This is referred to as tax deferral.

For variable annuity contracts, tax deferral depends on the insurance company, and not you, having control of the assets held in the separate accounts. You can allocate account value from one fund of the separate account to another but cannot direct the investments each fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

The Internal Revenue Service (IRS) has provided some recent guidance on investor control by issuing Revenue Rulings 2003-91 and 2003-92, but some issues remain unclear. One unanswered question is whether a contract owner will be deemed to own the assets in the contract if the variable contract offers too large a choice of funds in which to invest account values, and if so, what that number might be.

We do not know if the IRS will issue any further guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

There are different rules as to how you are taxed depending on how you take the money out and the type of contract – qualified or non-qualified (see following sections).

You, as the owner of a non-qualified annuity, will generally not be taxed on increases in the value of your contract until a distribution occurs – either as a withdrawal or as annuity payments. When you make a withdrawal, you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have recovered all of your purchase payments are fully includible in income.

Annuity contracts issued after April 22, 1987 that are transferred for less than full and adequate consideration (including gifts) are subject to tax to the extent of gain in the contract. This does not apply to transfers between spouses or certain transfers incident to a divorce under Section 1041 of the Code.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

On June 7, 2001, President Bush signed into law the “Economic Growth and Tax Relief Reconciliation Act of 2001” (“EGTRRA”). Some of EGTRRA’s provisions include increased contribution limits for tax-qualified retirement plans, catch-up contribution limits for eligible participants and enhanced rollover opportunities. It is important to note that some states do not automatically conform their state income tax codes to reflect changes to the federal income tax code. Consequently, these states will not follow the provisions enacted by EGTRRA until they conform their income tax codes to the federal code. This nonconformity may result in state income tax consequences to participants of qualified retirement arrangements. Accordingly, participants of qualified retirement arrangements are urged to seek the advice of their independent tax counsel to determine whether any adverse state income tax consequences would result from their compliance with EGTRRA’s provisions.

Qualified And Non-Qualified Contracts

If you purchase the contract as an individual and not under any tax-qualified retirement plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

The Code provide that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts.

If you purchase the contract under a tax-qualified retirement plan, specially sponsored program, or

Taxes

an individual retirement annuity (IRA), your contract is referred to as a qualified contract. Examples of tax-qualified plans are: deductible and non-deductible IRAs, Tax Sheltered Annuities (TSAs), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.

Withdrawals – Non-Qualified Contracts

The Code generally treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and (2) from an annuity contract entered into after August 13, 1982, as first coming from earnings and then from your purchase payments. The withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)	paid on or after you reach age 59 1/2;

(2)	paid to your beneficiary after you die;

(3)	paid if you become totally disabled (as that term is defined in the Code);

(4)	paid in a series of substantially equal periodic payments made annually (or more frequently) for life or your life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

(5)	paid under an immediate annuity; or

(6)	which come from purchase payments made before August 14, 1982.

Withdrawals – Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be available for certain distributions from a qualified contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from tax-qualified retirement plans, including contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403 (Tax-Sheltered Annuities), 408 (Individual Retirement Annuities – IRAs), and 408A (Roth IRAs). Exceptions from the penalty tax are as follows:

•	distributions made on or after you reach age 59 1/2;

•	distributions made after your death or disability (as defined in Code Section 72(m)(7));

•	after severance from employment, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from IRAs, a severance from employment is not required);

•	distributions made after severance from employment if you have reached age 55 (not applicable to distributions from IRAs);

•	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

•	distributions made on account of an IRS levy made on a tax-qualified retirement plan or IRA;

•	distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from IRAs);

•	distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days;

•	distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7)) for the taxable year; and

•	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Code Section 72(t)(8)).

Generally, distributions from a tax-qualified retirement plan must begin no later than April 1st of the calendar year following the later of (a) the

Taxes

year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an IRA. Required distributions do not apply to a Roth IRA during your lifetime. Required distributions generally must be over a period not exceeding your life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Under the 2002 Final and Temporary Regulations issued under Code Section 401(a)(9), required distributions may be made over joint lives or joint life expectancies if your designated beneficiary is your spouse who is more than 10 years younger than you. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

Non-Resident Aliens

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed. A “non-resident alien” is a person who is neither a US citizen nor resident in the US. We are required to withhold this tax and send it to the Internal Revenue Service. Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on a Form W8-BEN, providing us with: (1) proof of residency (in accordance with Internal Revenue Service requirements); and (2) an US individual taxpayer identification number. If the non-resident alien does not meet the above conditions, we will withhold 30% of income from the distribution.

Taxes

Other Information

Performance

We may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict the future performance.

Standardized Total Returns

We will show standardized average annual total returns for sub-accounts that have been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period and that you selected the Basic Death Benefit and did not select any additional features. Total return percentages include all fund level expenses, total separate account expenses and all contract level charges. The returns do not include premium taxes, if any. If premium taxes were included, returns would be less than those shown.

If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Nonstandard Total Returns

We will also show total returns based on historical performance of the sub-accounts and underlying funds. We may assume the contracts were in existence prior to their inception date, which they were not. The returns assume that you selected the Basic Death Benefit and did not select any additional features. Total return percentages include all fund level expenses, total separate account expenses and all contract level charges. The returns do not include premium taxes, if any. If premium taxes were included, returns would be less than those shown.

We may also calculate total return percentages which include all fund expenses and total separate account expenses. The total return percentages will not include the contingent deferred sales charge, annual maintenance charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

Yield and Effective Yield

We may also show yield and effective yield for the Oppenheimer Money Fund/VA over a seven-day period, which we then “annualize”. This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the effective yield similarly, but when we annualize the amount, we assume the income earned is re-invested. Therefore, the effective yield may be slightly higher than the yield because of the compounding effect.

Related Performance

Some of the funds available to you are similar to mutual funds offered in the retail marketplace.

These funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. While these funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from retail mutual funds. In fact, performance of these funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds’ sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the funds available in this contract and is not an indication of future performance of these funds.

Other Information

Distribution

MML Distributors, LLC (“MML Distributors”) is the principal underwriter of the contract. MML Distributors is a limited liability corporation. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company. Pursuant to the Underwriting and Servicing Agreement, MML Distributors will receive compensation for its activities as underwriter for the Separate Account. Commissions will be paid through MML Distributors to agents and selling brokers for selling the contract.

From time to time, MML Distributors may enter into special arrangements with certain broker-dealers and we may enter into special arrangements with registered representatives of MML Investors Services, Inc. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the contract.

Special Arrangement

For certain group or sponsored arrangements there may be expense savings that could be passed on to the customer because our cost for sales, administration, and mortality generally vary with the size of the customer. We will consider factors such as the size of the group, the nature of the sale, the expected purchase payment volume, and other factors we consider significant in determining whether to reduce charges. Subject to applicable state laws and regulations, we reserve the right to reduce the mortality and expense risk charge, the administrative charge, the annual contract maintenance charge or any other charge that is appropriate to reflect any expense savings. We will make any reductions according to our rules in effect when an application for a contract is approved. We may change these rules from time to time. Any reduction in charges will reflect differences in costs or services, and will not be unfairly discriminatory.

We reserve the right to modify or terminate this arrangement.

Electronic Transmission Of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. We will not allow you to exercise any ownership rights in the contract until you have signed and returned to us one of the following: an application, a delivery receipt, or what we consider to be their equivalent. Please contact your registered representative for more information.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. You may be subject to tax consequences if you assign your contract.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract. If you assign your contract, your rights may only be exercised with the consent of the assignee of record. We require consent of any irrevocable beneficiary before we assign proceeds.

Replacement of Life Insurance or Annuities

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financial purchase. A “financial purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

Other Information

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Suitability

According to federal securities law, a registered representative is required to recommend a security only when he/she believes that the security is suitable for the customer. The registered representative must have reasonable grounds for believing that the recommendation is suitable for such customer based upon the facts disclosed by the customer as to his/her other security holdings and his/her financial situation and needs.

Please note that we and our affiliates offer a variety of annuity contracts. Each contract is designed to satisfy a customer’s need for a long-term retirement product. Please ask your registered representative for more information about the annuity contracts we issue to determine if one of them is a suitable investment for you based upon your needs and financial situation.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your contract and while the annuitant is living, we determine the number of shares you may vote by dividing your contract value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation Of Rights

We reserve the right to:

•	substitute another fund for one of the funds you selected and

•	add or eliminate sub-accounts.

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension Of Payments Or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds;

•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from The Fixed Account for the period permitted by law but not for more than six months.

Contract Termination

This contract will terminate upon the occurrence of any of the following events:

1.	the date of the last annuity payment;

2.	the date payment is made of the entire contract value;

3.	the date of the last death benefit payment to the last beneficiary;

4.	the date the contract is returned under the free look provision.

Other Information

In addition, the company reserves the right to terminate this contract if:

•	no purchase payment has been made for at least two consecutive years measured from the date we received the last purchase payment; and

•	each of the following amounts is less than $2,000 on the date we send notice of our election to terminate this contract:

1.	the contract value less any premium tax deducted;

2.	the contract withdrawal value; and

3.	the sum of all purchase payments made into the contract adjusted for any partial withdrawals.

If the company exercises this right, a written notice of termination will be sent to the contract owner at the last known address shown in our records. This notice will state that the contract will terminate 30 days after we have mailed the notice unless we receive a purchase payment that brings the contract value (less any premium tax) to at least $2,000 before that time. If the contract is terminated pursuant to the reserved right to terminate this contract, we will pay the contract withdrawal value to the contract owner.

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While we are not aware of any actions or allegations that should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

Financial Statements

We have included our company statutory financial statements in the Statement of Additional Information.

Other Information

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

1.	Company

2.	Custodian

3.	Assignment of Contract

4.	Distribution

5.	Purchase of Securities Being Offered

6.	Accumulation Units and Unit Value

7.	Transfers During the Income Phase

8.	Payment of Death Benefit

9.	Annuity Payments

10.	Performance Measures

11.	Federal Tax Matters

12.	Experts

13.	Financial Statements

Additional Information

To:	MassMutual Financial Group

Annuity Service Center HUB

P.O. Box 9067

Springfield, MA 01102-9067

Please send me a Statement of Additional Information for MassMutual Evolution.

Name

Address

City	State	Zip

Telephone

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

MASSMUTUAL EVOLUTION

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

                                 , 2003

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated                  , 2003, for the individual or group deferred variable annuity contract which is referred to herein.

For a copy of the prospectus call 1-800-366-8226 or write: Massachusetts Mutual Life Insurance Company, MassMutual Evolution, Annuity Service Center Hub, P.O. Box 9067, Springfield, MA 01101.

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COMPANY

In this Statement of Additional Information, “we,” “us,” and “our,” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a global, diversified financial services organization providing life insurance, long-term care insurance, annuities, disability income insurance, structured settlements and retirement and savings products to individual and institutional customers. MassMutual is organized as a mutual life insurance company.

CUSTODIAN

The shares of the underlying funds purchased by the sub-accounts are held by MassMutual as custodian of Massachusetts Mutual Variable Annuity Separate Account 4 (the “separate account”).

ASSIGNMENT OF CONTRACT

MassMutual will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and MassMutual receives the original or a true copy thereof at its Home Office. MassMutual assumes no responsibility for the validity of any assignment.

While the contracts are generally assignable, all non-tax qualified contracts must carry a non-transferability endorsement which precludes their assignment. For qualified contracts, the following exceptions and provisions should be noted:

(1)  No person entitled to receive annuity payments under a contract or part or all of the contract’s value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the owner given during the annuitant’s lifetime and received in good order by MassMutual at its Annuity Service Center. To the extent permitted by law, no contract nor any proceeds or interest payable thereunder will be subject to the annuitant’s or any other person’s debts, contracts or engagements, nor to any levy or attachment for payment thereof;

(2)  If an assignment of a contract is in effect on the maturity date, MassMutual reserves the right to pay to the assignee in one sum the amount of the contract’s maturity value to which the assignee is entitled, and to pay any balance of such value in one sum to the owner, regardless of any payment options which the owner may have elected. Moreover, if an assignment of a contract is in effect at the death of the annuitant prior to the maturity date, MassMutual will pay to the assignee in one sum the death benefit amount which corresponds to the death benefit choice in effect at the time of the annuitant’s death. Any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

(3)  Contracts used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a); and

(4)  Contracts issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such contracts may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the annuitant to any person or party other than MassMutual, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

Assignments may be subject to federal income tax.

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DISTRIBUTION

MML Distributors, LLC (“MML Distributors”) is the principal underwriter of the certificate. MML Distributors is a limited liability corporation. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company. Pursuant to the Underwriting and Servicing Agreement, MML Distributors will receive compensation for its activities as underwriter for the Separate Account. Commissions will be paid through MML Distributors to agents and selling brokers for selling the contract and certificates.

The offering is on a continuous basis.

PURCHASE OF SECURITIES BEING OFFERED

Interests in the Separate Account are sold to Participants as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus for the contract. The contract does not offer any special purchase plan or exchange program not discussed in the prospectus. (For a discussion of instances when sales charges will be waived, see the Contingent Deferred Sales Charge section of the prospectus.)

ACCUMULATION UNITS AND UNIT VALUE

During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-accounts of the separate account as a result of purchase payments, withdrawals, transfers, or fees and charges. MassMutual will determine the number of accumulation units of a sub-account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the transaction is received at the annuity service center.

The accumulation unit value for each sub-account was set on the date such sub-account became operative. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business (“business day”) by multiplying the accumulation unit value for the immediately preceding business day by the net investment factor for the sub-account for the current business day.

The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the sub-account for the current business day; plus (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current business day; less (iii) the cumulative charge or credit for taxes reserved which is determined by MassMutual to have resulted from the operation or maintenance of the sub-account.

B is the net asset value per share of the funding vehicle or portfolio held by the sub-account for the immediately preceding business day.

C is the cumulative charge for the insurance charges. The accumulation unit value may increase or decrease from business day to business day.

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TRANSFERS DURING THE INCOME PHASE

Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

The amount transferred to the general account from a sub-account will be based on the annuity reserves for the participant in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

See the Transfers section in the prospectus for more information about transfers during the income phase.

PAYMENT OF DEATH BENEFIT

MassMutual will require due proof of death before any death benefit is paid. Due proof of death will be:

1.  a certified death certificate;

2.  a certified decree of a court of competent jurisdiction as to the finding of death; or

3.  any other proof satisfactory to MassMutual.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

The beneficiary designation in effect on the date we issue the contract will remain in effect until changed. Unless the owner provides otherwise, the death benefit will be paid in equal shares to the beneficiary(ies) as follows:

1.  to the primary beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

2.  to the contingent beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

3.  to the estate of the owner.

You may name an irrevocable beneficiary(ies). In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the owner retains all other contractual rights.

See the Death Benefit section in the prospectus for more information on death benefits.

ANNUITY PAYMENTS

A variable annuity payment is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable sub-accounts of the separate account. Annuity Payments also depend upon the age of the annuitant and any joint annuitant and the assumed

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interest factor utilized. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

1.  The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each annuity payment. The number of annuity units remains fixed during the annuity period.

2.  For each sub-account, the fixed number of annuity units is multiplied by the annuity unit value on each subsequent annuity payment date.

3.  The total dollar amount of each variable annuity payment is the sum of all sub-account variable annuity payments.

The number of annuity units is determined as follows:

1.  The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the contract value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in the certificate.

2.  For each sub-account, the amount of each annuity payment equals the product of the annuitant’s number of annuity units and the annuity unit value on the payment date. The amount of each payment may vary.

The value of any annuity unit for each sub-account of the separate account was set on the date such sub-account became operative. The sub-account annuity unit value at the end of any subsequent valuation period is determined as follows:

1.  The net investment factor for the current business day is multiplied by the value of the annuity unit for the sub-account for the immediately preceding business day.

2.  The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

The value of an annuity unit may increase or decrease from business day to business day. See the Income Phase section in the prospectus for more information.

PERFORMANCE MEASURES

MassMutual may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict future performance.

Standardized Average Annual Total Return

We will show standardized average annual total returns for sub-accounts that have been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period and that you selected the Basic Death Benefit and did not select any additional features. Total return percentages include all fund level expenses, total separate account expenses and all contract level charges. The returns do not include premium taxes, if any. If premium taxes were included, returns would be less than those shown.

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If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Non-Standard Total Returns

We will also show total returns based on historical performance of the sub-accounts and underlying funds. We may assume the contracts were in existence prior to their inception date, which they were not. The returns assume that you selected the Basic Death Benefit and did not select any additional features. Total return percentages include all fund level expenses, total separate account expenses and all contract level charges. The returns do not include premium taxes, if any. If premium taxes were included, returns would be less than those shown.

We may also calculate total return percentages which include all fund expenses and total separate account expenses. The total return percentages will not include the contingent deferred sales charge, annual maintenance charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

Performance information for the sub-accounts may be: (a) compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment companies by overall performance, investment objectives and assets; (b) compared to indices; (c) tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria; and (d) included in data bases that can be used to produce reports and illustrations. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

MassMutual may also show yield and effective yield for the Oppenheimer Money Sub-Account over a seven-day period, which MassMutual then “annualizes”. This means that when MassMutual calculates yield, it assumes that the amount of money the investment earns for the week is earned each week over a 52-week period. MassMutual shows this as a percentage of the investment. MassMutual calculates the “effective yield” similarly but when it annualizes the amount, MassMutual assumes the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

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FEDERAL TAX STATUS

General

Note: The following description is based upon MassMutual’s understanding of current federal income tax law applicable to annuities in general. MassMutual cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. MassMutual does not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as “annuity certificates” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Section 72 of the Code governs taxation of annuities in general. An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the portion of the payment that exceeds the cost basis of the contract is subject to tax. For non-qualified contracts, this cost basis is generally the purchase payments, while for qualified contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amount equals the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

MassMutual is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”), adequately diversified. Disqualification of the contract as an annuity contract would result in the imposition of federal income tax to the owner with respect to earnings allocable to the certificate prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be

7

deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”

MassMutual intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner’s ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the participant with respect to earnings allocable to the contract prior to receipt of payments under the certificate.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the participant being retroactively determined to be the owner of the assets of the separate account.

Due to the uncertainty in this area, MassMutual reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for the contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person or to contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

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Tax Treatment of Assignments

An assignment or pledge of a contract may be a taxable event. Owners should therefore consult competent tax advisers if they wish to assign or pledge their certificates.

Tax Treatment of Gifts

Annuity contracts issued after April 22, 1987 that are transferred for less than full and adequate consideration (including gifts) are subject to tax to the extent of gain in the contract. This does not apply to transfers between spouses or certain transfers incident to a divorce under Section 1041 of the Code.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the owner or joint and last survivor expectancy of the owner and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e., returns of after-tax contributions). The 20% withholding requirement also does not apply to hardship distributions from a 401(k) plan or a tax-sheltered annuity made after December 31, 1998. Owners should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals—Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn, which is attributable to (1) purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 or (2) purchase payments made in an annuity contract entered into after August 14, 1982, will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the taxpayer; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to qualified contracts. However, separate tax withdrawal penalties and restrictions may apply to such qualified contracts. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.)

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Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into MassMutual’s administrative procedures. Owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified contracts. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee V . Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by MassMutual in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.  H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

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Section 408(k) permits certain employers to establish IRAs for employees that qualify as Simplified Employee Pensions (SEPs). Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The employee may treat the SEP account as a traditional IRA and make deductible and non-deductible contributions if the general IRA requirements are met. However, the Code places limitations and restrictions on SEPs including: employer eligibility, amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with SEPs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Section 408(p) provides for certain small employers to establish a Savings Incentive Match Plan for Employees (SIMPLE) IRA. SIMPLE IRA plans permit employees to make elective contributions only through a qualified salary reduction agreement. Employers can make contributions to the plan through either matching contributions or non-elective contributions. The Code places limitations and restrictions on SIMPLE IRAs including: employer eligibility, amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with SIMPLE IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer’s IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual’s death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.  Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the certificates to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the

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employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals—Qualified Contracts

In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual’s cost basis to the individual’s total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), and 408 (Individual Retirement Annuities) and 408A (Roth IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the participant or annuitant (as applicable) and his or her spouse and dependents if the owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the owner or annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the participant or annuitant (as applicable) for the taxable year; (i) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code; and (j) distributions made on account of an IRS levy made on a qualified retirement plan or IRA. The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions do not apply to a Roth IRA during the lifetime of the participant. Required distributions generally must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of

12

the individual and his or her designated beneficiary. Under the 2001 Proposed Regulations issued under Code Section 401(a)(9), required distributions may be made over joint lives or joint life expectancies if your designated beneficiary is your spouse who is more than 10 years younger than you. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

EXPERTS

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PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

Financial Statements included in Part A

None

Financial Statements included in Part B

The Registrant

No financial statements for the Separate Account have been included because as of the date of this Registration Statement, the Sub-Accounts available under the contract had no assets.

The Depositor [To be filed with Pre-Effective Amendment]

Reports of Independent Auditors

Statutory Statements of Financial Position as of December 31, 2003 and 2002

Statutory Statements of Income for the years ended December 31, 2003, 2002 and 2001

Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2003, 2002 and 2001

Statutory Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Statutory Financial Statements

(b) Exhibits

Exhibit 1	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.(1)

Exhibit 2	Not Applicable.

Exhibit 3	(i) Principal Underwriting Agreement.(3)
(ii) Underwriting and Servicing Agreement.(3)

Exhibit 4	Form of Individual Annuity Contract.*

Exhibit 5	Form of Individual Annuity Application.*

Exhibit 6	(i) Copy of Articles of Incorporation of the Company.(1)
(ii) Copy of the Bylaws of the Company.(1)

Exhibit 7	Not Applicable.

Exhibit 8	(i) Form of Participation Agreement with Oppenheimer Variable Account Funds, Inc.(2)

1

(ii) Form of Participation Agreement with Panorama Series Fund, Inc.(2)

(iii) Form of Participation Agreement with American Century Variable Portfolios, Inc.(3)

(iv) Form of Participation Agreement with Fidelity Variable Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III.(9)

(v) Form of Participation Agreement with T. Rowe Equity Series, Inc.(3)

(vi) Form of Participation Agreement with Deutsche Asset Management VIT Funds.(6)

(vii) Form of Participation Agreement with Janus Aspen Series.(6)

(viii) Form of Participation Agreement with Franklin Templeton Variable Insurance Products Trust.(6)

(ix) Form of Participation Agreement with MFS Variable Insurance Trust.(7)

(x) Form of Participation Agreement with Calvert Variable Series, Inc.(8)

(xi) Form of Participation Agreement with INVESCO Variable Investment Funds, Inc.(8)

(xii) Form of Participation Agreement with American Funds Insurance Series.(13)

Exhibit 9	Opinion and Consent of Counsel.*

Exhibit 10	(i) Consent of Independent Auditors’, Deloitte & Touche LLP (to be filed with Pre-Effective Amendment No. 1.)

(ii) Powers of Attorney.(4)

(iii) Powers of Attorney for Robert J. O’Connell.(5)

(iv) Power of Attorney for Roger G. Ackerman.(3)

(v) Power of Attorney for Howard Gunton.(6)

(vi) Power of Attorney for Marc Racicot.(12)

(vii) Power of Attorney for James H. DeGraffenreidt, Jr.(14)

(viii) Power of Attorney for Brent Nelson.(13)

Exhibit 11	Not Applicable.

Exhibit 12	Not Applicable.

Exhibit 13	Schedule of Computation of Performance (to be filed with Pre-Effective Amendment No. 1.)

Exhibit 14	None.

(1)	Incorporated by reference to Registrant’s initial Registration Statement (No. 333-45039) filed on January 28, 1998.
(2)	Incorporated by reference to Registration Statement No. 333-22557, filed on February 28, 1997.
(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039, filed on June 4, 1998.
(4)	Incorporated by reference to Initial Registration Statement No. 333-22557, filed on January 28, 1997.

2

(5)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-65887, filed on Form S-6 on January 28, 1999.
(6)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 333-80991, filed on September 20, 1999.
(7)	Incorporated by reference to Initial Registration Statement No. 333-65887 filed on October 20, 1998.
(8)	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-80991 filed in April 2000.
(9)	Incorporated by reference to Initial Registration Statement No. 333-65887 filed on Form S-6 on October 20, 1998.
(10)	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-45039 filed in April 2000.
(11)	Incorporated by reference to Initial Registration Statement No. 333-73406 filed in November, 2001.
(12)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-73406 filed on Form N-4 on May 8, 2002.
(13)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101495 on Form N-6.
(14)	Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 333-88503 on Form N-6.
* Filed herewith.

Item 25. Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
Roger G. Ackerman, Director P.O. Box 45 Phoenix, NY 13135	Corning, Inc. Chairman (2001) Chairman and Chief Executive Officer (1996–2000)

James R. Birle, Director 75 Clapboard Ridge Road Greenwich, CT 06830	Resolute Partners, LLC Chairman (since 1997)

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Computer Projections, Inc. Chairman, President and CEO (1991–2000)

James H. DeGraffenreidt, Jr., Director 101 Constitution Avenue, NW Washington, DC 20080

WGL Holdings, Inc.

Chairman and Chief Executive Officer (since 2001)

Chairman, President, and Chief Executive Officer

(2000–2001)

Chairman and Chief Executive Officer (1998–2000)

President and Chief Executive Officer (1998)

President and Chief Operating Officer (1994–1998)

Patricia Diaz Dennis, Director 2600 Camino Ramon, Room 4CS100 San Ramon, CA 94853

SBC Pacific Bell/SBC Nevada Bell

Senior Vice President, General Counsel & Secretary

(since 2002)

SBC Communications Inc.

Senior Vice President—Regulatory and Public Affairs

(1998–2002)

Senior Vice President and Assistant General Counsel

(1995–1998)

James L. Dunlap, Director 1659 North Boulevard Houston, TX 77006	Ocean Energy, Inc. Vice Chairman (1998–1999) United Meridian Corporation President and Chief Operating Officer (1996–1998)

William B. Ellis, Director	Yale University School of Forestry and Environmental

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31 Pound Foolish Lane Glastonbury, CT 06033	Studies Senior Fellow (since 1995)

Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940

Wyeth (formerly American Home Products)

Chairman, President and Chief Executive Officer

(since 2002)

President and Chief Executive Officer (2001)

President and Chief Operating Officer (2000–2001)

Executive Vice President (1997–2000)

Wyeth-Ayerst Pharmaceuticals

President (1997–2000)

Robert M. Furek, Director 70 Waterside Lane West Hartford, CT 06107	Resolute Partners LLC Partner (since 1997) State Board of Trustees for the Hartford School System Chairman (1997–2000)

William N. Griggs, Director 295 Madison Avenue New York, NY 10017	Griggs & Santow, Inc. Managing Director (since 1983)

William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299	Lucent Technologies Senior Executive Vice President (1996–1996)

John F. Maypole, Director 55 Sandy Hook Road—North Sarasota, FL 34242	Peach State Real Estate Holding Company Managing Partner (since 1984)

Robert J. O’Connell, Director, Chairman, President and Chief Executive Officer 1295 State Street Springfield, MA 01111

Massachusetts Mutual Life Insurance Company

Chairman (since 2000), Director, President and

Chief Executive Officer (since 1999)

American International Group, Inc.

Senior Vice President (1991–1998)

AIG Life Companies

President and Chief Executive Officer (1991–1998)

Marc Racicot, Director 2000 K Street, N.W., Suite 500 Washington, DC 20006-1872	Bracewell & Patterson, LLP Partner (since 2001) State of Montana Governor (1993–2000)

Susan A. Alfano 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996–2001)

Lawrence V. Burkett, Jr. 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President and General Counsel (since 1993)

Frederick C. Castellani 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996–2001)

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Howard E. Gunton 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President & CFO (since 2001) Senior Vice President & CFO (1999–2001) AIG Life Insurance Co. Senior Vice President & CFO (1973–1999)

James E. Miller 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 1997 and 1987–1996)

Christine M. Modie 1295 State Street Springfield, MA 01111

Massachusetts Mutual Life Insurance Company

Executive Vice President and Chief Information

Officer (since 1999)

Travelers Insurance Company

Senior Vice President and Chief Information Officer

(1996–1999)

John V. Murphy 1295 State Street Springfield, MA 01111

OppenheimerFunds, Inc.

Chairman, President, and Chief Executive Officer

(since 2001)

President & Chief Operating Officer (2000–2001)

Massachusetts Mutual Life Insurance Company

Executive Vice President (since 1997)

Stuart H. Reese 1295 State Street Springfield, MA 01111

David L. Babson and Co. Inc.

Chairman and Chief Executive Officer (since 2001)

President and Chief Executive Officer (1999–2001)

Massachusetts Mutual Life Insurance Company

Executive Vice President and Chief Investment

Officer (since 1999)

Chief Executive Director—Investment Management

(1997–1999)

Matthew E. Winter 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1998–2001) Vice President (1996–1998)

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The assets of the Registrant, under state law, are assets of MassMutual.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

5

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I.	DIRECT SUBSIDIARIES OF MASSMUTUAL—MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	CM Assurance Company (July 2, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

B.	CM Benefit Insurance Company (April 18, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

C.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

D.	MML Distributors, LLC (Nov. 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual Holding Company – 1%.)

E.	MassMutual Holding Company (Nov. 30, 1984), a Delaware corporation which operates as a holding company for certain MassMutual entities. MassMutual Holding Company is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc. (Dec. 31, 1981), a Massachusetts corporation which operates as a securities broker-dealer.

a.	MML Insurance Agency, Inc. (Nov. 16, 1990), a Massachusetts corporation which operates as an insurance broker.

1.)	DISA Insurance Services of America, Inc. (Dec. 22, 1981), an Alabama corporation which operates as an insurance broker.

2.)	MML Insurance Agency of Mississippi, P.C. (May 2, 1996), a Mississippi corporation which operates as an insurance broker.

3.)	MML Insurance Agency of Nevada, Inc. (Aug. 16, 1995), a Nevada Corporation which operates as an insurance broker.

4.)	MML Insurance Agency of Texas, Inc. (March 17, 1994), a Texas corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through an irrevocable proxy arrangement.)

4.)	Diversified Insurance Services of America, Inc. (Dec. 14, 1981), a Hawaiian corporation which operates as an insurance broker.

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b.	MML Partners, LLC (May 9, 2000), a Delaware limited liability company which operates as a securities broker-dealer.

2.	MassMutual Holding MSC, Inc. (Dec. 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

a.	MassMutual Corporate Value Limited (Aug. 24, 1994), a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc.—46%)

1.)	MassMutual Corporate Value Partners Ltd. (Aug. 24, 1994), owned 88.4% by MassMutual Corporate Value Limited.

b.	9048-5434 Quebec, Inc. (April 4, 1997), a Canadian corporation which operates the owner of Hotel du Parc in Montreal, Quebec, Canada.

c.	1279342 Ontario Limited (Jan. 29, 1998), a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding Company—99%)

4.	Cornerstone Real Estate Advisers, Inc. (Jan. 20, 1994), a Massachusetts corporation which operates as an investment adviser.

1.)	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc.—50%; MML Realty Management Corporation—50%).

5.	DLB Acquisition Corporation, a Delaware corporation which operates as a holding company for the David L. Babson companies (MassMutual Holding Company—98%).

1.)	David L. Babson & Company Inc. (July 5, 1940), a Massachusetts corporation which operates as an investment adviser.

a.)	Charter Oak Capital Management, Inc. (March 15, 1996), a Delaware corporation which formerly operated as a manager of institutional investment portfolios. (David L. Babson & Company Inc.—100%)

b.)	Babson Securities Corporation (July 1, 1994), a Massachusetts corporation which operates as a securities broker-dealer.

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c.)	S. I. International (Feb. 19, 1987), a Massachusetts general partnership which operates as an investment adviser. (David L. Babson & Company Inc. is one of the general partners—50%).

d.)	FITech Asset Management, L.P. (“AM”) (June 9, 1999) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund-of-funds” that invests in hedge funds. (David L. Babson & Company Inc. is a limited partner in AM with a controlling interest—58%).

e.)	FITech Domestic Partners, LLC (“DP”) (January 26, 2000) is a Delaware LLC that is the general partner of AM. (David L. Babson & Company Inc. owns a controlling interest -58%—of DP.)

f.)	Leland Fund Multi G.P., Ltd. (March 8, 2001) is a corporation that acts as the general partner to several entities that comprise the hedge fund know as Leland.

6.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding Company—96.2%).

1.)	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

a.)	Centennial Asset Management Corporation (May 8, 1987), a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

b.)	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which operates as an investment adviser.

c.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which operates as a securities broker-dealer.

d.)	Oppenheimer Partnership Holdings, Inc. (Nov. 28, 1989), a Delaware corporation which operates as a holding company.

e.)	Oppenheimer Real Asset Management, Inc. (Dec. 22, 1988), a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

f.)	Shareholder Financial Services, Inc. (Nov. 1, 1989), a Colorado corporation which operates as a transfer agent for mutual funds.

g.)	Shareholder Services, Inc. (Sept. 16, 1987), a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

h.)	OFI Private Investments, Inc. (March 20, 2000) is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers, on a subadvisory basis for a stated fee.

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i.)	OFI Institutional Asset Management. Inc. (Nov. 20, 2000) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

j.)	OppenheimerFunds International, Ltd. (July 9, 1997) is a Dublin based investment advisor that advises the Oppenheimer offshore funds known as the Oppenheimer Funds plc.

2.)	Trinity Investment Management Corporation (Nov. 1, 1974), a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

3.)	OFI Trust Company (1988), a New York corporation which conducts the business of a trust company.

4.)	Tremont Capital Management, Inc. (June 28, 2001), a New York-based investment services provider which specializes in hedge funds.

a.)	Tremont (Bermuda), Ltd., a Bermuda-based investment adviser.

i.)	Tremont Life Holdings Limited (Dec. 12, 2001), a corporation organized under the laws of Bermuda. (less than 10% is owned by Tremont (Bermuda), Ltd.)

aa.)	Tremont International Insurance Limited (July 3, 1996), an exempt Cayman Islands life insurance company authorized to do business in the Cayman Islands and in Bermuda.

bb.)	Tremont Services Ltd. (July 2, 1997), a Bermuda company doing business as an insurance manager.

7.	CM Property Management, Inc. (Dec. 23, 1976), a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

8.	HYP Management, Inc. (July 24, 1996), a Delaware corporation which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

9.	MassMutual Benefits Management, Inc. (March 20, 1991), a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

10.	MMHC Investment, Inc. (July 24, 1996), a Delaware corporation which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

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a.	MassMutual/Darby CBO IM Inc. (Dec. 5, 1997), a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc.—50%)

11.	MML Realty Management Corporation (Oct. 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

1.)	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation—50%; Cornerstone Real Estate Advisers, Inc.—50%).

12.	Urban Properties, Inc. (March 25, 1970), a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

13.	MassMutual International, Inc. (Feb. 19, 1996), a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International, Inc. is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited (July 8, 1975), a corporation organized in Hong Kong which operates as a life insurance company. (Owned 0.01% by MassMutual Holding Company.)

1.)	MassMutual Insurance Consultants Limited (Jan. 22, 1997), a corporation organized in Hong Kong which operates as a general insurance agent.

2.)	MassMutual Trustees Limited (June 4, 1996), a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% by MassMutual Asia Limited, MassMutual Services Limited, MassMutual Guardian Limited, Elroy Chan and Kenneth Yu).

3.)	Protective Capital (International) Limited (Oct. 13, 1999), a corporation organized in Hong Kong which operates as a mandatory provident funds intermediary.

4.)	MassMutual Services Limited (July 28, 1994), a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

5.)	MassMutual Guardian Limited (Nov. 15, 1994), a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

b.	MassMutual Internacional (Argentina) S.A. (July 24, 1997), a corporation organized in the Argentine Republic which operates as a holding company. (MassMutual International, Inc.—99.99%; MassMutual Holding Company—.01%)

1.)	MassMutual Services S.A. (July 28, 1997), a corporation organized in the Argentine Republic which operates as a service company. (MassMutual International, Inc.—99.9%)

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2.)	MassLife Seguros de Vida, S.A. (Nov. 15, 1995), a corporation organized in the Argentine Republic which operates as a life insurance company. (MassMutual International, Inc.—99.9%)

c.	MassMutual Internacional (Chile) S.A. (Oct. 15, 1996), a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc.—92.4%; MassMutual Holding Company—0.1%; Darby Chile Holding II, LLC—7.5%)

1.)	Compañia de Seguros Vida Corp S.A. (Nov. 14, 1989), corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual Internacional (Chile) S.A.—33.4%)

2.)	Origen Inversiones S.A. (July 3, 1995), a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.—33.5%)

d.	MassMutual International (Bermuda) Ltd. (June 5, 1995), a corporation organized in Bermuda which operates as a life insurance company.

e.	MassMutual (Bermuda) Ltd. (Sept. 6, 2000), a corporation organized in Bermuda which operates as an exempted insurance company.

f.	MassMutual Europe S.A. (July 8, 1987), a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc.—99.9%; MassMutual Holding Company—0.1%)

g.	MassMutual International Holding MSC, Inc. (Jan. 31, 2001), a Massachusetts corporation which operates as a holding company for international and domestic operations and other investments.

1.)	MassMutual Mercuries Life Insurance Company (June 12, 1993), a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc.—38%)

h.	MassMutual Life Insurance Company (Oct. 1, 1947), a Japanese corporation which operates as a life insurance company. (MassMutual International, Inc.—86%, 1.7% by MassMutual Shuno Company, and 12% by Protective Capital (International) Ltd.

1.)	MassMutual Shuno Company (August 8, 1976), a Japanese premium collection service provider.

2.)	MassMutual Leasing Company, (Nov. 2, 1990) a Japanese company that leases office equipment and performs commercial lending. (MassMutual Shuno Company—90%; MassMutual Life Insurance Company—10%.)

14.	MassMutual Funding LLC (May 11, 2000), a Delaware limited liability company which issues commercial paper.

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15.	MassMutual Assignment Company (Oct. 4, 2000), a North Carolina corporation which operates a structured settlement business.

F.	MassMutual Mortgage Finance, LLC (May 11, 1998), a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

G.	The MassMutual Trust Company (Jan. 12, 2000), a federally chartered stock savings bank which performs trust services.

H.	MassMutual Owners Association, Inc. (Feb. 14, 2002), a Massachusetts company which is authorized to conduct sales and marketing operations.

Item 27. Number Of Contract Owners

Not applicable because there were no contracts sold as of the date of this Registration Statement.

Item 28. Indemnification

Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V. Subject to limitations of law, the Company shall indemnify:

(a) each director, officer or employee;

(b) any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c) any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit

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indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraphs.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise,

Item 29. Principal Underwriters

(a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

OFFICERS AND MEMBER REPRESENTATIVES

MML DISTRIBUTORS, LLC

Name	Officer	Business Address
Gregory M. Williams	President (10/18/02)	One Monarch Place
	CEO (10/18/02)	1414 Main Street
	Main OSJ Supervisor (10/18/02)	Springfield, MA 01144-1013

Margaret Sperry	Member Representative	1295 State Street
	Massachusetts Mutual	Springfield, MA 01111
Life Insurance Co. (5/1/96)
MassMutual Holding Co. (11/2001)

Ronald E. Thomson	Vice President (5/1/96)	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Michael L. Kerley	Vice President,	1295 State Street
	Assistant Secretary (5/1/96)	Springfield, MA 01111
Chief Legal Officer (4/25/2000)

Matthew E. Winter	Executive Vice President (11/15/2001)	1295 State Street
Springfield, MA 01111

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Daniel A. Raymond	Vice President, Finance & Operations	One Monarch Place
	(02/14/03)	1414 Main Street
Springfield, MA 01144-1013

Jeffrey Losito	Second Vice President (08/10/2001)	5281 Caminito Exquisito
San Diego, CA 92130

Michele G. Lattanzio	Treasurer (09/27/02)	One Monarch Place
	Chief Financial Officer (09/27/02)	1414 Main Street
Springfield, MA 01144-1013

Frank A. Stellato	Assistant Treasurer (02/14/03)	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Jerome Camposeo	Assistant Treasurer (06/18/2001)	1295 State Street
Springfield, MA 01111-0001

Kevin LaComb	Assistant Treasurer (05/06/02)	1295 State Street
Springfield, MA 01111

Ann F. Lomeli	Secretary (11/94)	1295 State Street
Springfield, MA 01111-0001

Eileen D. Leo	Assistant Secretary (4/25/2000)	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Marilyn A. Sponzo	Chief Compliance Officer (02/14/03)	1295 State Street
Springfield, MA 01111

Christine L. Swanson	Registration Manager (02/14/2003)	1295 State Street
Springfield, MA 01111

Timothy L. Plankey	Entity Contracting Officer (04/15/2003)	1295 State Street
Springfield, MA 01111

Thomas A. Monti	Variable Life Supervisor and	140 Garden Street
	Hartford OSJ Supervisor (06/18/2001)	Hartford, CT 06154

Anne Melissa Dowling	Large Corporate Marketing Supervisor	140 Garden Street

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	(12/22/97)	Hartford, CT 06154

David W. O’Leary	Variable Annuity Supervisor (06/18/2001)	140 Garden Street
Hartford, CT 06154

Cynthia W. Hibert	Continuing Education Officer (09/05/02)	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Daniel M. Colarusso	Technology Officer (09/05/02)	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 140 Garden Street, Hartford, CT.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a)	Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)	Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)	Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 9th day of month October, 2003.

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ ROBERT J. O’CONNELL*
Robert J. O’Connell Chairman, Director, President and Chief Executive Officer Massachusetts Mutual Life Insurance Company

/s/ RICHARD M. HOWE
Richard M. Howe* On October 9, 2003, as Attorney-in-Fact pursuant to power of attorney.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT J. O’CONNELL* Robert J. O’Connell	Chairman, Director, President and Chief Executive Officer (Principal Executive Officer)	October 9, 2003

/s/ HOWARD GUNTON* Howard Gunton	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 9, 2003

/s/ BRENT NELSON** Brent Nelson	Senior Vice President and Controller (Principal Accounting Officer)	October 9, 2003

/s/ ROGER G. ACKERMAN* Roger G. Ackerman	Director	October 9, 2003

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/s/ JAMES R. BIRLE* James R. Birle	Director	October 9, 2003

/s/ GENE CHAO* Gene Chao	Director	October 9, 2003

/s/ JAMES H. DEGRAFFENREIDT, JR.* James H. DeGraffenreidt, Jr.	Director	October 9, 2003

/s/ PATRICIA DIAZ DENNIS* Patricia Diaz Dennis	Director	October 9, 2003

/s/ JAMES L. DUNLAP* James L. Dunlap	Director	October 9, 2003

/s/ WILLIAM B. ELLIS* William B. Ellis	Director	October 9, 2003

/s/ ROBERT ESSNER Robert Essner	Director	October 9, 2003

/s/ ROBERT M. FUREK* Robert M. Furek	Director	October 9, 2003

/s/ WILLIAM N. GRIGGS* William N. Griggs	Director	October 9, 2003

/s/ WILLIAM B. MARX, JR.* William B. Marx, Jr.	Director	October 9, 2003

/s/ JOHN F. MAYPOLE* John F. Maypole	Director	October 9, 2003

/s/ MARC RACICOT* Marc Racicot	Director	October 9, 2003

/s/ RICHARD M. HOWE *Richard M. Howe	On October 9, 2003, as Attorney-in-Fact pursuant to powers of attorney

/s/ JAMES M. RODOLAKIS **James M. Rodolakis	On October 9, 2003, as Attorney-in-Fact pursuant to power of attorney

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INDEX TO EXHIBITS

Exhibit 4	Form of Individual Annuity Contract

Exhibit 5	Form of Individual Annuity Application

Exhibit 9	Opinion and Consent of Counsel

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